Exhibit 99.2

Management's Discussion & Analysis

January 14, 2021

aphria inc.

Management’s

Discussion & Analysis

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Aphria Inc. and its subsidiaries (collectively, the “Company”, “Aphria”, “we”, “us” or “our”) is for the three and six months ended November 30, 2020. It is supplemental to and should be read in conjunction with the Company’s condensed interim consolidated financial statements and the accompanying notes for the three and six months ended November 30, 2020, as well as the audited financial statements and MD&A for the fiscal year ended May 31, 2020. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators. Under the United States (“U.S.”)/Canada Multijurisdictional Disclosure System (“MJDS”), we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements, which may differ from U.S. disclosure requirements. Additional information regarding Aphria (including its Annual Information Form dated July 29, 2020) is available on our website at www.aphriainc.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov/edgar.

In this MD&A, reference is made to proforma cash, gram equivalents, “all-in” cost of sales of dried cannabis per gram, cash costs to produce dried cannabis per gram, cannabis gross profit, cannabis gross margin, beverage alcohol gross profit, beverage alcohol gross margin, distribution gross profit, distribution gross margin, adjusted net income (loss), adjusted EBITDA, adjusted EBITDA from cannabis business, adjusted EBITDA from businesses under development, adjusted EBITDA from beverage alcohol business, adjusted EBITDA from distribution business, capital and intangible asset expenditures, – wholly-owned subsidiaries, capital and intangible asset expenditures – majority-owned subsidiaries and free cash flow, which are not measures of financial performance under IFRS. The Company calculates each as follows:

•	Proforma cash is calculated as cash and cash equivalents plus the cash received, after quarter-end, from financing secured for the SweetWater Brewing Company, LLC (“SweetWater”) acquisition. Management believes this measure provides useful information given the financing and acquisition closed within 13 days of each other, however, were recorded in different quarters. This information reflects the acquisition completed November 25, 2020 and the financing completed December 8, 2020 as if both occurred in the same period.
•	Gram equivalents include both grams of dried cannabis as well as grams of cannabis oil as derived using an ‘equivalency factor’ of 1 gram per 5.75 mL of cannabis oil. Management believes this measure provides useful information as a benchmark of the Company against its competitors.
•	“All-in” cost of sales of dried cannabis per gram is equal to cannabis costs less cost of cannabis oil conversion costs and purchased cannabis which is divided by gram equivalents of cannabis sold in the quarter. This measure provides the cost per gram of dry cannabis and gram equivalent of oil sold before the post harvesting processing costs to create oil or other ancillary products.
•	Cash costs to produce dried cannabis per gram is equal to “all-in” cost of sales of dried cannabis less amortization, packaging costs, beverage alcohol costs and distribution costs divided by gram equivalents of cannabis sold in the quarter. Management believes this measure provides useful information as it removes non-cash amortization, packaging costs and other costs not related to cannabis operations and provides a benchmark of the Company’s cannabis costs against its competitors.
•	Cannabis gross profit is equal to gross profit less beverage alcohol revenue, beverage alcohol excise taxes, distribution revenue, beverage alcohol costs, distribution costs, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue, costs and fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.

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•	Cannabis gross margin is cannabis gross profit divided by net cannabis revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s cost to produce inventory sold and removes fair value metrics tied to increasing stock levels (decreasing stock levels) required by IFRS.
•	Beverage alcohol gross profit is equal to gross profit less cannabis revenue, cannabis excise taxes, distribution revenue, cannabis costs, distribution costs, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue and costs.
•	Beverage alcohol gross margin is beverage alcohol gross profit divided by beverage alcohol revenue, net of excise taxes. Management believes this measure provides useful information as it represents the gross profit based on the Company’s costs in its beverage alcohol business.
•	Distribution gross profit is equal to gross profit less cannabis revenue, beverage alcohol revenue, cannabis and beverage alcohol excise taxes, cannabis costs, beverage alcohol costs, the non-cash increase (plus the non-cash decrease) in the fair value adjustments on sale of inventory and on growth of biological assets, if any. Management believes this measure provides useful information as it removes non-similar revenue and costs.
•	Distribution gross margin is distribution gross profit divided by distribution revenue. Management believes this measure provides useful information as it represents the gross profit based on the Company’s costs to purchase inventory for resale in its distribution business.
•	Adjusted net income (loss) is net income (loss), plus unrealized loss on convertible debentures, plus share-based compensation and plus transaction costs. Management believes this measure provides useful information as it eliminates adjustments related solely to the change in our share price and the excess costs in the quarter associated with closed and on-going acquisition opportunities, providing a more useful measure of the impact of operational activities on net income (loss).
•	Adjusted EBITDA is net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization[1], plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs, and certain one-time non-operating expenses, as determined by management. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.
•	Adjusted EBITDA from cannabis business is calculated based on the same approach outlined above for adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements: Aphria Inc., Broken Coast Cannabis Ltd. (“Broken Coast”) and 1974568 Ontario Ltd. (“Aphria Diamond”) plus adjusted EBITDA on cannabis revenue earned by CC Pharma GmbH (“CC Pharma”) and ABP, S.A. (“ABP”). Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s operations in the cannabis regulated industry.
•	Adjusted EBITDA from businesses under development is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the remaining entities in the Company’s consolidated financial statements. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by the Company’s businesses under development.
•	Adjusted EBITDA from beverage alcohol business is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of SweetWater in the Company’s consolidated financial statements. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s beverage alcohol business.
•	Adjusted EBITDA from distribution business is calculated based on the same approach outlined above for Adjusted EBITDA, based on the operations of the following entities in the Company’s consolidated financial statements; CC Pharma, ABP and FL Group S.r.l. (“FL Group”) minus adjusted EBITDA on cannabis revenue earned by CC Pharma and ABP. Management believes this measure provides useful information as it is a commonly used measure in the capital markets and it is a close proxy for repeatable cash generated from the Company’s distribution business.

1 As disclosed on the Condensed Interim Consolidated Statements of Cash Flows

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•	Capital and intangible asset expenditures – wholly-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for wholly-owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital by the Company outside of its operating activities.
•	Capital and intangible asset expenditures – majority-owned subsidiaries are all cash out flows used in investing activities relating to investment in capital assets and investment in intangible assets, net of shares issued for majority-owned subsidiaries. Management believes this measure provides useful information as it helps provide an indication of the use of capital by the Company outside of its operating activities.
•	Free cash flow is calculated as the cash flow provided by (used in) operating activities less investment in capital and intangible assets. Management believes this measure provides useful information as it demonstrates the Company’s ability to generate sufficient cash flow to operate on a daily basis.

These measures do not have any standardized meaning prescribed under IFRS and are not necessarily comparable to similarly titled measures used by other companies.

All amounts in this MD&A are expressed in thousands of Canadian dollars, except share and per share amounts, unless otherwise indicated.

This MD&A contains forward-looking information within the meaning of Canadian securities laws. Refer to “Cautionary Note Regarding Forward-Looking Statements” for cautionary statements regarding forward-looking statements.

This MD&A is prepared as of January 13, 2021.

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■ Company Overview

We are a leading global cannabis-lifestyle consumer packaged goods company, with operations in Canada, the United States, Europe and Latin America, that is changing people’s lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Our mission is to be the trusted partner for our patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, we cultivate, process, market and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. We also manufacture, market and sell alcoholic beverages in the United States.

Aphria Inc. exists under the laws of the Business Corporations Act (Ontario) and our common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the Nasdaq Global Select Market (“Nasdaq”) in the U.S.

Core Mission and Values

We are committed to changing people’s lives for the better by investing in our products, our people and our planet. In an emerging and constantly evolving industry, our values unite us, informing and inspiring the way we work with our employees, patients, consumers and one another. The following core values serve as our compass in our strategic direction and decisions:

We put people first

We are committed to significantly improving the lives of as many people as possible – whether it is meeting the needs of our patients and consumers, building a best-in-class, diverse workforce that’s more representative of all people or giving back and supporting our neighbours in the communities where we make our home – we continuously seek to help others live their very best life.

We lead by example

We are passionate about pushing our industry forward in a responsible manner. We believe that we should use our influence in helping to establish industry standards that continue to support the health and wellbeing of our employees, our patients and consumers and the communities in which we call home. As a purpose-driven organization, we continuously explore ways to deliver on our values and commitments to serve all our key stakeholders including our shareholders.

We respect the earth

As a conscientious company, we are committed to ensuring that our actions and those of our employees have a positive impact on the environment around us. We are proud to employ – and continuously improve – sustainable growing and business practices to provide efficiencies, cost reduction benefits and lessen our impact on the environment.

We take responsibility to heart

We believe it is our responsibility to ensure the safety of our employees, patients, consumers and the worldwide community. Our partnerships and programs reflect our ongoing commitment to the safety of our worldwide communities through education, responsible use and meaningful corporate citizenship. We are also committed to ensuring ample access to legal, safe, high-quality cannabis products to help eliminate the illicit market and keep cannabis out of the hands of youth.

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Strategy and Outlook

Our overall strategy is to leverage our scale, expertise and capabilities to drive market share in Canada and internationally, achieve industry-leading, profitable growth and build sustainable, long-term shareholder value. We are focused on maximizing growth in net revenue and profitability in our identified core markets in Canada, the United States, Germany and Latin America. In order to ensure the long-term sustainable growth of our Company, we continue to focus on developing strong capabilities in consumer insights, drive category management leadership and assess growth opportunities with the introduction of innovative new products. In addition, we are relentlessly focused on managing our cost of goods and expenses in order to maintain our strong financial position.

Within Canada, we are focused on gaining market share in the Canadian cannabis industry by executing on our strategic priorities through entering new product categories that possess the most consumer demand, while leveraging our expertise to develop brands that are truly differentiated from our competitors, investing in brand building and innovation activities and optimizing our production to continue to be the high-quality, low-cost producer we are today.

Internationally, we are focused on business activities that provide a return on investment in the near term without being capital intensive. We intend to continue to maximize the utilization of our existing assets and investments in connection with the development and execution of our growth plans, while leveraging our cannabis expertise and well-established Aphria medical brand. By building on this foundation, we strive to take a leadership position in the international cannabis industry.

Within the U.S., we are focused on leading the craft beer segment in the U.S., including growing our SweetWater brand through expanding distribution within the U.S., focusing on new product development and innovation and building brand awareness of, and equity in, our existing adult-use cannabis brands in the U.S. ahead of federal legalization of cannabis by leveraging the SweetWater manufacturing and distribution infrastructure.

Canadian Cannabis Business2

Medical

In 2014, we were among the first companies to be permitted to cultivate and sell legal medical cannabis. Since then, we grew to be one of the top Canadian providers of medical cannabis with operations in multiple international markets.

We are committed to meeting the needs of our patients whether they are looking for more natural options for their medical needs, exploring their options in wellness, or seeking alternatives in their lifestyle. We are driven by a desire to help others live their very best life. This includes continuous product development on different methods of administering cannabis products through oil, softgels, vapes and eventually edibles and other derivatives, as well as being proactive in aiding patients with difficulties obtaining the required medical care by partnering with them on their healthcare journey.

Accessibility is a top priority for Aphria. We are committed to ensuring patients have access to the medication they depend on through a strong supply chain and dedicated support through our dedicated patient care team. We also understand some patients may have barriers that can impact their financial wellbeing. To help, we offer various financial support programs including a Compassionate Pricing Program for those in financial need, a Senior Pricing Program for patients 65 years of age and older and a Front-line Workers Program for those who are currently risking their lives to protect their fellow Canadians during the unprecedented COVID-19 pandemic. We also maintain a robust Veterans Program to help support veterans across Canada. In addition, the Company continues to provide access to treatment, on a compassionate basis, for a four-year-old girl in the United Kingdom; a treatment that has decreased her seizures from around thirty per day to just three or four.

We currently produce, market and distribute our medical cannabis products under the Aphria (Canada and international) and Broken Coast (Canada only) brands.

[2] References to Canadian cannabis business include the results of Aphria One, Aphria Diamond and Broken Coast.

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Since 2014, the Aphria brand has been a leading, trusted choice for patients seeking high-quality pharmaceutical-grade medical cannabis. Today, the Aphria brand continues to be a leading brand in Canada and, we continue to leverage its market leadership as we grow our medical cannabis markets internationally under the Aphria brand.

Medical cannabis products under the Broken Coast brand are grown in small batches in single-strain rooms, with a commitment to product quality in order to exceed patient expectations.

We continue to invest in the medical cannabis space within Canada and in international markets through the development of innovative product offerings, state-of-the-art facilities and the expansion of our global supply chain to address the unmet needs of patients around the world.

In May, the Canadian Medical Association reported that patient volumes in family practices have dropped by about 30-50%. A survey of over 1,700 Canadians conducted by the Angus Reid Institute found that 23%3 were unable to see their doctor due to the pandemic. This decrease in access to health care led Health Canada to issue a temporary amendment that allowed patients already registered with a licensed producer whose medical document expires between March 13, 2020 and September 20, 2020 to extend their medical document for 6 months without the authorization of a Health Care Practitioner. While this amendment helped patients that are currently registered patients, it did not help address the access issue for patients that were seeking access to medical cannabis for the first time during the COVID-19 pandemic.

Canadian Adult-Use Market Brands

We believe that our differentiated portfolio of brands, which is designed to resonate with consumers in all categories, sets us apart from our competitors and is providing us with the ability to establish a leading position in the adult-use market in Canada. Therefore, we are investing in brand building with our consumers, new product innovation, distribution, trade marketing and cannabis education to drive market share in the Canadian adult-use cannabis industry.

As the industry continues to evolve, we continue to evaluate the market and our adult-use brand portfolio in order to ensure that it continues to meet the different consumer segments that continue to emerge. In addition, we seek to leverage our vast selection of strains to offer each consumer segment a different experience through product and terpene profiles, while also focusing on the value proposition for each of these segments as it relates to price, potency and product assortment. We are also focused on gaining market share by entering new product categories that possess the most consumer demand. Today, our brands consist of B!NGO, P’tite Pof, Good Supply, Solei, RIFF and Broken Coast. Each brand is unique to a specific consumer segment and is designed to meet the needs of these targeted segments, as described below:

[3] http://angusreid.org/covid19-medical-access/

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ECONOMY BRANDS

Everyday enjoyment

B!NGO is like a nice cold beer on a summer’s day. Our products hit the spot and gives consumers that little something that lets them enjoy the moment.

We are the everyday companion that keeps it light and simple.

VALUE BRANDS

Unmistakably Québécois

P’tite Pof is inspired by Québécois culture, casse-croûte signage and your local dépanneur.

Straightforward, functional, bold, charming and iconic. Our traditional blue and red with a modern twist.

CORE BRANDS
Quality Bud. No B.S. Embrace the goodness of classic cannabis culture. Good Supply is an insider brand that speaks your language and reminds you of when you first fell in love with cannabis.

Find Your Moment

Solei Sungrown Cannabis (“Solei”) is a brand designed to embrace the bright Moments in your day.

Solei’s Moments-based products help to make cannabis simple, approachable and welcoming.

PREMIUM BRANDS
Elevate. Collaborate. Create. RIFF is not your conventional cannabis brand. We are a brand by creatives for creatives. An unconventional brand, fueled by creativity and collaboration.

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Cultivated with Character _ _ _ _ _ _ _ _ _ _ _ _ _ _ _[4]
PREMIUM+ BRANDS

West Coast, Naturally – The best bud in the world

Authentic and effortless build on small batch growing techniques / craft approach.

Broken Coast’s reputation for its high-quality flower; aroma, bud composition, and heavy trichome appearance delivers an incredible experience.

Operations

Our Canadian cannabis business is comprised of our Aphria One and Aphria Diamond greenhouse facilities and our Broken Coast indoor cultivation facility.

Facility	Location	Type	Property Owned/Leased	LicenCe Expiration	Ownership
Aphria One[5]	Leamington, Ontario	Cultivation, Processing, Distribution, R&D	Owned	March 20, 2023	100%
Aphria Diamond	Leamington, Ontario	Cultivation	Owned	October 29, 2023	51%
Broken Coast	Vancouver Island, B.C.	Cultivation, Processing, Distribution, R&D	Owned	March 13, 2023	100%

Cannabis Distribution

Medical Cannabis

In Canada, we distribute medical cannabis to our patients following a direct to patient model which allows us to provide patients with medical cannabis directly through our medical portal. We recently upgraded our medical portal to a state-of-the-art platform in order to provide our patients with an optimal experience and service.

4 No peeking (unless you already peeked). Coming soon.
[5] Aphria One maintains a European Union Good Manufacturing Practices (“EU-GMP”) certification as an active substance manufacturer (Part II - Medical Products) issued by the Malta Medicines Authority for the supply of bulk cannabis product for medicinal use to worldwide EU-GMP-certified facilities, where permissible.

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Wholesale and Other Sales Channels

Recent changes in the Canadian market have resulted in more of our competitors moving towards an asset light model through the rationalization of their cultivation facilities. As this transition occurs, we anticipate the demand for bulk, saleable flower to increase, thereby providing new opportunities for revenue growth in the wholesale channel. Our early focus and investment in developing the capabilities for high-quality, low-cost cannabis cultivation and processing at scale provides us with the unique positioning to drive wholesale channel opportunities for revenue growth. We already completed several sales through our wholesale strategy and expect to continue to do so by building partnerships in the industry.

Canadian Adult-Use Market

We maintain supply agreements for the sale and distribution of adult-use cannabis products with all the provinces and the Yukon Territory in Canada, representing access to 99.8% of the Canadian population.

We opted to out-source the majority of our sales function by entering into an agreement with Great North Distributors Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits, which provides us with the sales force and wholesale/retail channel expertise required to effectively and efficiently promote our cannabis products through each of the provincial/territorial cannabis control agencies.

New Cannabis Products and Accessories

At the launch of cannabis infused products (“Cannabis 2.0”), the Company’s primary focus was within the vape category as the Company anticipated, similar to the U.S. market, that these products would grow to represent a significant percentage of the Canadian cannabis market demand for derivatives. The current Canadian vape pen market represents approximately 15%6 of the total Canadian retail cannabis market, and the Company believes it has the potential to reach at least 20%. Additionally, vape products are aligned with the Company’s extraction capabilities and know-how. Once legislatively allowed, the Company successfully launched over 30 new vape SKUs into the Canadian market with positive reviews from control boards and consumers alike. The Company benefited from being first in the Canadian cannabis vape market, winning market share with consumers with its 510 and “all in one” branded vape products. The Company also supplies vape pods under the PAX platform for consumers who already purchased this proprietary vape componentry system.

The Company believes edibles, concentrates and beverage products will collectively represent a growing proportion of the Cannabis 2.0 market and developed a strategy to meet this demand.

■ United States Operations

Beverage Alcohol Business

The Company recently acquired U.S.-based independent craft brewer, SweetWater Brewing Company, LLC. SweetWater is one of the largest independent craft brewers in the U.S. based on volume. Beginning with the flagship 420 beverage offerings, SweetWater has created an award-winning lineup of year-round, seasonal and specialty beers, a portfolio of brands closely aligned with a cannabis lifestyle. We will seek to expand SweetWater’s presence in the U.S. and internationally and grow its product offerings within the beverage alcohol industry. In addition, we seek to build brand awareness of, and equity in, our existing adult-use cannabis brands in the U.S. ahead of federal legalization by leveraging SweetWater’s manufacturing and distribution infrastructure.

[6] Per Headset reporting data – October 2020

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SweetWater Brand

We believe that the SweetWater product offerings, including the 420 Strain series of products, resonate as a cannabis lifestyle brand. In addition to branding, SweetWater’s various 420 strains of craft brews use plant-based terpenes and natural hemp flavours that, when combined with select hops, emulate the flavours and aromas of popular cannabis strains, to appeal to a loyal consumer base that made the 420 Strain G13 IPA SweetWater’s #2 best-selling beer and #1 best-selling new craft beer in the U.S.

Operations

Our U.S. craft beer operations are concentrated today in Atlanta, Georgia, in a 158,000 square foot brewhouse and taproom, that is leased through 2040. The real estate lease includes an option to purchase for the first three years and thereafter a right of first refusal on sale of the real estate.

The brewhouse is capable of brewing approximately 400,000 barrels of craft beer a year, and SweetWater sold approximately 230,000 barrels in the twelve month period ended November 30, 2020.

Distribution

In the U.S., our craft beer is distributed under a three-tier model utilized for beverage alcohol. Distribution points include approximately 29,000 off-premises retail locations ranging from independent bottle shops to national chains. SweetWater’s significant on-premises business allows consumers to enjoy its varietals in more than 10,000 restaurants and bars. Further, in addition to its traditional distribution footprint, SweetWater 420 Extra Pale Ale and IPA are served on all Delta flights nationwide plus internationally totaling more than 50 countries across six continents which have served to extend SweetWater’s brand reach on both a national and international level. The Company supplements this distribution with Delta with a kiosk in Atlanta’s Hartsfield-Jackson Airport. SweetWater is also available in Canada through limited distribution within Ontario and Quebec.

■ International Operations

Internationally, we are seeking to drive market share growth in key core markets by leveraging our expertise and capabilities in order to achieve profitable growth and build sustainable, long-term shareholder value. We intend to continue to maximize the utilization of our existing assets and investments in connection with the development and execution of our strategic plan, while leveraging our cannabis expertise and well-established Aphria medical brand. We are focused on maximizing growth in net sales, profitability and managing cash flow in our identified core markets by focusing on business activities that provide a return on investment in the near term that are not capital intensive.

We currently maintain key international operations in the United States, Germany, Italy, Malta, Colombia and Argentina as well as strategic relationships in Israel with Canndoc, Denmark and Poland. In establishing our international footprint, we sought to create operational hubs in those continents where we identified the biggest opportunities for growth and designed our operations to ensure consistent, high-quality supply of cannabis products as well as a distribution network.

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Export Facility from Canada

Leveraging our industrial scale cultivation and automation for the production of cannabis grown in environmentally responsible conditions in Canada and our ability to cultivate high-quality, low cost cannabis on a consistent basis, we expect to supply much of our international demand with cannabis and cannabis derivative products from Canada. The Company ships EU-GMP certified dried cannabis from our Aphria One facility and EU-GMP certified cannabis oil from our wholly-owned subsidiary ARA – Avanti Rx Analytics Inc. (“Avanti”) to our wholly-owned subsidiary CC Pharma in Germany in order to leverage CC Pharma’s extensive distribution network. For Argentina, we supplied medical cannabis oil from Canada to Argentina under the Argentinian “Compassionate Use” national law as well as for the medical cannabis product being supplied to the Hospital de Pediatria Garrahan for a pediatric refractory epilepsy clinical study.

Avanti currently holds four Canadian licences: (i) Cannabis Processing Licence; (ii) Cannabis Analytical Testing Licence; (iii) Drug Establishment Licence; and (iv) Medical Device Establishment Licence. In addition, Avanti received its EU-GMP certification in respect of medicinal products for human use and medicinal and research purposes for human use (Part 1 – Medical Products) in January 2020. Avanti provides laboratory testing services to our Canadian cannabis businesses and, its Part II EU-GMP certification allows Avanti to process, package, label and test cannabis oil as well as package, label and test dried cannabis for medicinal use in permitted jurisdictions throughout the European Union and in any jurisdiction, worldwide, that recognizes the EU-GMP standards. In addition, Aphria One’s EU-GMP certification allows the Company to be a supplier of bulk dried flower for medicinal use worldwide to other Part I EU-GMP-certified facilities licensed to further process or package bulk dried flower into finished cannabis product for sale in permitted jurisdictions.

European Union

Germany

The German market is considered to be one of the most highly sought-after developed medical cannabis markets in the world and, therefore, we focused our efforts and resources on developing this important market.

Our strategy in Germany consists of a three-pronged approach covering demand, supply and distribution:

Demand

During the COVID-19 pandemic, we refocused our efforts to develop virtual educational programs and other means of outreach to healthcare professionals to deliver education on the uses of medical cannabis. In order to improve access to medical cannabis, we also partnered with a leading company in digital applications and medical software to establish a modern and patient-centric telemedicine clinic to improve patient access to healthcare professionals capable of prescribing medical cannabis. Our plan is to establish strategic partnerships, which will further facilitate access for patients to medical cannabis. It is also our intention to establish collaborations with academic institutions in Germany to improve scientific evidence for Aphria medical cannabis products.

Supply

The Company intends to supply cannabis products to meet the demand in Germany through imports from Canada and our German cultivation and processing facility, which was completed as of the date of this MD&A. We also entered into a supply agreement with a prominent European flower producer in Denmark for EU-GMP-certified dried bud for both the German market as well as throughout Europe.

In Germany, we participated in the tender process for in-country cultivation licences and are one of three companies selected by the German Federal Institute for Drugs and Medical Devices (“BfArM”) to receive a licence for the cultivation of medical cannabis. We were granted a total of five lots, which was the most available lots within the tender process and we are the only winner of the German tender with the permission to grow all three strains of medical cannabis approved by the BfArM. Each lot is currently expected to provide a minimum annual capacity of 200 kgs for a total of 1,000 kgs. Pursuant to the licence granted by BfArM, the Company is expecting the first harvest in the beginning of calendar year 2021. In addition, we completed the construction of a storage facility located at CC Pharma. All cultivation and storage facilities are being constructed in line with EU-GMP requirements, subject to certification.

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Distribution

Germany currently allows for the sale of medical cannabis and cannabis extracts to pharmacies. These cannabis products are also covered by insurance companies. This coverage provides the opportunity for a greater number of medical cannabis patients with access to the full use and benefits of these products. Through CC Pharma, we have a leading importer and distributor of EU-pharmaceuticals for the German market and Europe. CC Pharma operates a production, repackaging and labelling facility. Based on regulations, pharmacies can only supply the branded product that has been named in a prescription to the patient by a physician. Substitution of the product is only possible if the particular brand of product is unavailable. As such, the Company intends to expand CC Pharma’s operations to meet the high demand for medicinal cannabis by distributing cannabis throughout the German pharmacies, leveraging its existing business and know-how to ensure that the Company’s products are sufficiently stocked in the pharmacies in Germany. Currently, the majority of distribution activities for CC Pharma within Europe relate to the distribution of non-cannabis medical products. However, the Company exports EU-GMP certified cannabis from our Canadian facilities and from our partner in Denmark to CC Pharma and purchases third party EU-GMP certified cannabis grown in Europe in order to leverage CC Pharma’s extensive distribution network.

Malta

Through our subsidiary, ASG Pharma Ltd. (“ASG”), we received the first import permit for medical cannabis issued by the Government of Malta’s Ministry of Health. ASG also received its Part II EU-GMP certification in respect of production of cannabis for medicinal and research purposes, allowing it to ship finished dried flower and finished oil for medicinal and research use in permitted jurisdictions throughout the European Union. The Company intends to use ASG to import cannabis oil in bulk and dried flower for packaging and distribution of EU-GMP compliant cannabis products. In October 2020, ASG received its first shipment of EU-GMP certified bulk cannabis oil from our Avanti facility, which it packaged into finished product for Germany.

Italy

Our wholly-owned subsidiary, FL Group, is authorized to import cannabis products into Italy and to distribute pharmaceutical products, including cannabis-based and cannabinoids products in Italy to pharmacies.

Poland

We entered into a supply agreement with ODI Pharma AB (“ODI”). Under the terms of the supply agreement, ODI has the exclusive right to sell a defined set of co-branded products in Poland over a five-year period. During each five-year term, we will provide ODI with an annual minimum of 1,200 kgs. of medical cannabis product, which will be processed into finished product, co-branded under the Aphria and ODI brand names, and sold exclusively within the Polish market.

South America

Colombia

We maintain a 90% ownership interest in ColCanna S.A.S. (“ColCanna”). This ownership provides the Company with the ability to further develop the global Aphria brand through the distribution of Aphria branded products to patients across South America. Furthermore, the Company signed an exclusive three-year agreement with the Colombian Medical Federation (“FMC”), a national guild that oversees the ethical exercise of the medical profession in Colombia. Under this agreement, Aphria and the FMC jointly developed an academic curriculum and cohosted several conferences and events on the appropriate medicinal use of cannabis. The FMC is affiliated with nearly 2,000 doctors and maintains a database of more than 70,000 medical professionals that rely on the organization for research and educational resources, including through a virtual platform that offers certified courses on a range of subjects.

Argentina

In Argentina, ABP, the Company’s wholly-owned subsidiary, is a distributor of traditional pharmaceutical medicines and medical cannabis products for the Argentinian market. On June 6, 2019, the Ministry of Health in Argentina approved a resolution authorizing public and private health insurance companies to import and stock medical cannabis inventory for sale to patients suffering from refractory epilepsy. This represents a significant improvement for these patients since before the resolution products could only be imported on a named patient basis. The legislative change reduces the delay experienced by patients when ordering and receiving their prescribed medical cannabis since it is now readily available and can be dispensed on demand. The Company believes that this recent resolution represents an evolution of the medical cannabis regulatory framework in Argentina towards sustainable commercialization.

Management’s Discussion & Analysis | 13

ABP distributes and delivers medical cannabis into Argentina under the “Compassionate Use” national law for patients with refractory epilepsy, holding a medical prescription from a neurologist. In compliance with the national drug law, patients are required to pick up controlled substances products at an authorized pharmacy. ABP is fully authorized and licensed by the national regulatory agency (“ANMAT”) to distribute and deliver controlled substances via authorized pharmaceutical channels.

The Company maintains its relationship with Hospital de Pediatria Garrahan, a leading pediatric hospital in Buenos Aires, which recently published favourable preliminary results in refractory epileptic patients following treatment with Aphria products.

Pan-Asia

Australia

Aphria maintains relationships in Australia with two companies conducting medical cannabis clinical trials.

Medlab Pty Ltd. is currently in a clinical trial related to oncology pain using Aphria blended cannabis strains for oil, subsequently converted in Australia into a nanocell mucosol spray. Aphria and Medlab Pty Ltd. share the rights in the intellectual property associated with the active pharmaceutical ingredient in this trial.

CannPal Pty Ltd. is currently in a clinical trial related to animal pain in cats and dogs, wherein the test product is fabricated using Aphria strains.

Israel

Aphria entered into a Strategic Supply Agreement (the “Canndoc Agreement”) with Canndoc Ltd. (“Canndoc”), a subsidiary of InterCure Ltd. (TASE: INCR/INCR.TA), one of Israel’s largest and most established medical cannabis producers. Under the terms of the Canndoc Agreement, Aphria will exclusively supply Canndoc with dried bulk flower in Israel over a two-year period, with the option to extend for two additional terms of two years each, and an option for an additional year if the parties agree to terms. During each two-year term, Aphria will provide Canndoc with up to 3,000 kgs. of bulk dried flower, which will be processed into finished product, co-branded under the Aphria and Canndoc brand names, and sold exclusively within the Israeli market.

Management’s Discussion & Analysis | 14

■ Investor Highlights

	Q2 - 2021	Q1 - 2021
Net cannabis revenue	$67,911	$63,491
Net beverage alcohol revenue	$881	$—
Distribution revenue	$91,740	$82,198
Kilogram equivalents sold	26,730.1	20,882.2
Cannabis costs	$36,744	$28,421
Beverage alcohol costs	$348	$—
Distribution costs	$79,687	$70,396
Cash cost to produce dried cannabis / gram[7]	$0.79	$0.87
"All-in" cost of sales of dried cannabis / gram[7]	$1.30	$1.41
Gross profit before fair value adjustments[7]	$43,753	$43,332
Adjusted cannabis margin[7]	45.9%	49.7%
Adjusted beverage alcohol margin[7]	60.5%	0.0%
Adjusted distribution margin[7]	13.1%	14.4%
Adjusted EBITDA from cannabis business[7]	$12,887	$10,399
Adjusted EBITDA from businesses under development[7]	$(3,199)	$(2,820)
Adjusted EBITDA from beverage alcohol business[7]	$299	$—
Adjusted EBITDA from distribution business[7]	$2,585	$2,427
Cash and cash equivalents	$187,997	$400,019
Proforma cash[7]	$319,997	$400,019
Working capital	$399,161	$725,512
Capital and intangible asset expenditures - wholly-owned subsidiaries[7]	$16,935	$15,808
Capital and intangible asset expenditures - majority-owned subsidiaries[7]	$2,791	$1,496

[1]

•	Completed first EU-GMP shipment of dried cannabis and cannabis oil to Germany;
•	Received import permit for first EU-GMP shipment of cannabis oil for sale and distribution in Malta;
•	Completed first shipment of medical cannabis to Canndoc for distribution in Israel;
•	Executed supply agreement with ODI Pharma AB, expanding the Company’s international presence into Poland;
•	Closed the accretive, strategic acquisition of SW Brewing Company, LLC., further diversifying the Company’s product offering, broadening its consumer reach, and enhancing loyalty with consumers; and,
•	Recorded seventh consecutive quarter with positive adjusted EBITDA and positive adjusted EBITDA from cannabis business.

Subsequent events

•	Received a total of six awards, the most awards given to one licensed producer, including four adult-use brands being recognized by the 2020 kind Awards;
•	Reached a definitive agreement to combine with Tilray, Inc. in order to create the world’s largest global cannabis company based on pro forma revenue; and,
•	Closed a $120,000 USD financing with Bank of Montreal, providing $20,000 USD in a revolving facility and $100,000 USD of term debt facility.

[7] Non-IFRS measure

Management’s Discussion & Analysis | 15

■ Recent Events

Business Combination with Tilray

On December 16, 2020, the Company and Tilray, Inc. (“Tilray”) announced that we entered into a definitive agreement (the “Agreement”) to combine their businesses and create the world’s largest global cannabis company (the “Combined Company”) based on pro forma revenue. The transaction will be completed by way of a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario), and the implied pro forma equity value of the Combined Company is approximately $5.0 billion ($3.9 billion USD), based on the share price of Aphria and Tilray at the close of market on December 15, 2020. Following the completion of the Arrangement, the Combined Company will have principal offices in the United States (New York and Seattle), Canada (Toronto, Leamington and Vancouver Island), Portugal and Germany, and it will operate under the Tilray corporate name with shares trading on Nasdaq under ticker symbol “TLRY”. In addition, the Combined Company is pursuing a listing of its shares on the TSX.

Under the terms of the Arrangement, the shareholders of Aphria (the “Aphria Shareholders”) will receive 0.8381 shares (the “Exchange Ratio”) of Tilray common stock (each, a “Tilray Share”) for each Aphria common share (each, an “Aphria Share”). Upon the completion of the Arrangement, Aphria Shareholders will own approximately 62 percent of the outstanding Tilray Shares on a fully diluted basis, resulting in a reverse acquisition of Tilray. On a pro forma basis for the last twelve months reported by each company, the Combined Company would have had revenue of $874,000 ($685,000 USD). As part of the Arrangement, we identified over $100,000 of annual pre-tax cost synergies that can be achieved within the first 24 months of the Combined Company.

The Combined Company will be the largest global cannabis company based on pro forma revenue for the last twelve months reported by each company with scale and breadths across major geographies and a complete portfolio of market leading brands in the major Cannabis 2.0 product categories. Subject to receiving the requisite approvals, we believe the business combination pursuant to the Arrangement will provide the following financial and strategic benefits, among others:

Financial Strength and Flexibility

The Combined Company will enjoy an attractive financial pro forma revenue of approximately $874,000 for the last twelve months reported by each company, the highest in the global cannabis industry. In Canada, the combination of Aphria and Tilray will create the leading adult-use cannabis company with gross revenue of approximately $296,000 in the adult-use market for the last twelve months reported by each company. We have generated positive adjusted EBITDA over the last seven quarters, which we believe, in combination with the synergies to be realized, will provide a robust platform for future profitability and cash flow generation for the Combined Company. This, collectively with the strength of the Combined Company’s balance sheet and access to capital, is expected to help accelerate global growth and value for the Combined Company’s shareholders.

Creates the Leading Canadian Adult-Use Cannabis Licensed Producer

Together, we will be the leading adult-use cannabis Canadian licensed producer based on revenue for the last twelve months by combining respective brands, distribution networks and world-class facilities. In Canada’s $3.1 billion adult-use, retail market8, we believe the Combined Company will have one of the lowest cost production operations with its state-of-the-art facilities. In addition, the Combined Company will have a portfolio of carefully curated brands across all consumer segments that are sold through its distribution partners. On a pro forma basis, for the period August to October 2020, the Combined Company would have held a 17.3%, retail market share9, the largest share held by any single licensed producer in Canada and 700 basis points higher than the next closest competitor.

Increases Product Breadth and Commitment to Innovation

Leveraging both companies’ commitment and culture of innovation and brand building, the Combined Company will serve clients with a complete portfolio of Cannabis 2.0 products and sales and service infrastructure supported by leading distribution partners. Our complementary brands will be available across economy, value, core, premium and premium plus product offerings. In addition, the Combined Company will have a complete breadth of products in every major cannabis category, including flower, pre-roll, oils, capsules, vapes, edibles and beverages.

[8] Annualized September 2020 retail sales of $256 million based on Statistics Canada November 2020 release
[9] Based on Stifel analyst report by Andrew Carter, dated December 6, 2020, “December 2020 Headset Canada Review”

Management’s Discussion & Analysis | 16

Establishes an Unrivaled European Platform

The Combined Company will be well-positioned to pursue growth opportunities with its end-to-end EU-GMP supply chain and distribution, which includes our German medical cannabis distribution footprint and Tilray’s 2.7 million square foot European EU-GMP low-cost cannabis cultivation and production facility in Portugal. In Germany, our wholly-owned subsidiary, CC Pharma, will provide the Combined Company with distribution capabilities for our medical cannabis brands to more than 13,000 pharmacies. In Portugal, Tilray’s EU-GMP cultivation and production facility will provide the Combined Company with the capacity to cultivate and produce medical cannabis products in order to meet international demand and has export capabilities, which provides tariff-free access to the EU.

Enhances Consumer Packaged Goods Presence and Infrastructure in the U.S.

In the U.S., the Combined Company will have a strong consumer packaged goods presence and infrastructure with two strategic pillars, including SweetWater, a cannabis lifestyle branded craft brewer, and Manitoba Harvest, a pioneer in branded hemp, CBD and wellness products with access to 17,000 stores in North America. The Combined Company is expected to leverage SweetWater’s craft beer manufacturing and distribution network to build brand awareness for the Combined Company’s leading brands via craft beers, hard seltzers, and other beverages as it seeks to take advantage of opportunities for both the adult-use and health and wellbeing beverage trends. We also expect to pursue the opportunity to expand with new or existing CBD or other cannabinoid brands leveraging Manitoba Harvest’s strong hemp and wellness product platform. If and when U.S. regulations allow, we expect to be well-positioned to compete in the U.S. cannabis market given Aphria and Tilray’s existing strong brands and distribution systems in addition to their track record of growth in consumer-packaged goods and cannabis.

Positions Combined Company to Continue to Grow in the Beverage Segment

We believe the Combined Company will be well-positioned to pursue an accelerated rate of growth in the Canadian and U.S. beverage industries by leveraging SweetWater’s innovation, knowledge and expertise to introduce adult-use cannabis brands via craft beers and other beverages. This includes leveraging Aphria and Tilray’s proven distribution networks in Canada to sell SweetWater’s 420 cannabis lifestyle brand in Canada.

Substantial Synergies

The combination is expected to deliver approximately $100,000 of annual pre-tax cost synergies within 24 months of the completion of the transaction. The Combined Company is expected to achieve cost synergies in the key areas of cultivation and production, cannabis and product purchasing, sales and marketing and corporate expenses. This is expected to include the opportunity for our Leamington, Ontario operations to provide additional volume for Tilray’s brands and to replace the need for Tilray to use wholesale cannabis purchases from other licensed producers. Tilray’s London, Ontario facility will also provide us with excess capacity to increase production of additional form factors including their branded edibles and beverages. The Combined Company is considering utilizing Tilray’s existing Nanaimo, British Colombia facility for Aphria’s premium Broken Coast brand to increasingly meet consumer demand for its products. The Combined Company is expected to capitalize on opportunities for growth through a broadened product offering and additional form factors, with the aim of increasing adult-use cannabis brand availability across certain Canadian provinces to an expanded customer base with the Combined Company’s scalable infrastructure. Internationally, the Combined Company will have the opportunity to reach additional pharmacies and patients via distribution relationships. We expect the combination to unlock significant shareholder value.

The Arrangement will require the approval of at least two-thirds of the votes cast by the Aphria Shareholders at a special meeting of Aphria Shareholders. Approval of a majority of the votes cast by Tilray stockholders at a meeting of Tilray stockholders will be required to, among other things contemplated by the Agreement, authorize the issuance of Tilray Shares to Aphria Shareholders pursuant to the Arrangement. Following completion of the Arrangement, Aphria will become a wholly-owned subsidiary of Tilray, with Aphria Shareholders owning approximately 62 percent of the Combined Company.

Management’s Discussion & Analysis | 17

Completion of the Arrangement is subject to regulatory and court approvals and other customary closing conditions, including competition authorities.

Acquisition of SweetWater Brewing Company

During the quarter, the Company completed the acquisition of SweetWater, one of the largest independent craft brewers in the United States based on volume. SweetWater manufactures and distributes bottled, canned and draft premium craft beers under the SweetWater brand. With a state-of-the-art brewery and integrated restaurant and live music venue, SweetWater maintains its principal offices in Atlanta, Georgia. SweetWater created an award-winning lineup of year-round, seasonal and specialty beers and a portfolio of brands closely aligned with a cannabis lifestyle, including its 420 beverage offerings.

In addition to acquiring a strong brand and accretive business, this strategic acquisition positions Aphria with a platform and infrastructure within the U.S. to enable it to access the U.S. market more quickly in the event of U.S. federal legalization of cannabis. The acquisition creates a larger and more diversified leading global company. Aphria believes the acquisition will provide several financial and strategic benefits including the following:

Creates a Combined Branded Cannabis Lifestyle Products Company with Diversified Financial Position

The SweetWater acquisition further diversifies our current net revenue mix, with the combined cannabis and distribution business representing approximately 85 percent of net revenue and the craft brewing and beverage business representing approximately 15 percent of net revenue, based on the pro forma net revenue. In addition, the acquisition is margin accretive with SweetWater generating adjusted EBITDA margins well in excess of 30 percent of net revenue.

Generates Significant Cross-Selling Opportunities while Expanding Aphria's Addressable Market in both the U.S. and Canada

The combination of our existing cannabis business with SweetWater's craft brewing business expands the Company's addressable market. According to Brewers Association, 2019 retail dollar sales of craft beer in the U.S. was USD $29.3 billion. SweetWater provides a profitable platform for future growth and development in the U.S. market. We believe the acquisition positions us to introduce and build brand awareness of, and equity in, our existing adult-use cannabis brands in the U.S. by leveraging SweetWater's manufacturing and distribution infrastructure. The significant growth of SweetWater's Strain series, launched in 2018, showcases its cultivated reputation for innovation, staying at the forefront of the industry and current with craft and consumer trends. Leveraging SweetWater's innovation, knowledge and expertise, we plan to introduce our brands via craft beers and other beverages as well as other non-alcoholic products as we seek to take advantage of opportunities for both the adult-use and health and wellbeing beverage trends. In addition, SweetWater's innovation pipeline includes entry into the rapidly growing hard seltzer category, which is being fueled by millennials, an important demographic.

Opportunity for Accelerated Entry into the U.S. Cannabis Market, Subject to U.S. Federal Legalization

We believe the acquisition of SweetWater is the cornerstone of our longer-term U.S. strategy. SweetWater's existing infrastructure can be leveraged to accelerate our entry into the U.S. ahead of U.S. federal legalization of cannabis. The acquisition provides key partnerships with leading U.S. distributors, retailers and on-premises customers strengthening our ability to develop new distribution in the U.S. for our products.

Addition of an Experienced Executive Team

The acquisition expands our leadership team through the addition of SweetWater's talented group of executives with substantial operational experience in the craft brewing and beverage industry and a proven track record of developing, building and growing strong consumer brands. SweetWater's management team will remain in place along with approximately 125 employees. Freddy Bensch will continue as Chief Executive Officer of the SweetWater, reporting directly to Irwin D. Simon, reflecting the commitment and belief of both companies in the future success of the combined company. Freddy Bensch entered into a consulting agreement that will continue until the end of calendar 2023, subject to renewals.

Management’s Discussion & Analysis | 18

Coronavirus ("COVID-19") Pandemic, Its Impact

Aphria continues to closely monitor and respond, where possible, to the ongoing COVID-19 pandemic. As the global situation continues to change rapidly, ensuring the well-being of our employees remains one of our top priorities. The Company also remains committed to providing best in class care and service to our valued patients and consumers – facilities continue to remain open and operational with heightened measures in place to protect the health and safety of employees, vendors, partners and their families. The Company is committed to enhancing these measures and implementing other necessary practices as the situation warrants.

Leamington, Ontario and Brampton, Ontario

Our Leamington facilities, Aphria One and Aphria Diamond, and Brampton facility, Avanti, remain open as they are currently considered essential businesses by the Ontario government.

Duncan, British Columbia

Our Duncan facility in British Columbia ("BC"), Broken Coast, remains open and is currently considered an essential business by the BC government.

Supply chain in Canada

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of this MD&A, there do not appear to be any indications of challenges or material delays in our supply chain; however, the Company has undertaken pre-emptive measures to ensure alternate supply sources in different continents.

Densborn, Germany

Our Densborn facility, CC Pharma, remains open and is considered an essential service by the German government.

Supply chain in Germany

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption associated with COVID-19. As of the date of this MD&A, a number of suppliers in foreign countries are impacted by COVID-19. Further, at this time, recent Brexit initiatives, while not COVID-19 related, will impact CC Pharma’s supply chain in the future. CC Pharma is working closely with alternative suppliers to minimize any Brexit impacts and has purchased additional inventory, after quarter-end, from the United Kingdom in advance of Brexit.

Atlanta, Georgia

Our Atlanta facility, SweetWater, remains open during the COVID-19 pandemic.

Supply chain in United States

Our supply chain team continues to work closely with our supply chain partners on a day-to-day basis to prevent and minimize any sort of disruption. As of the date of the MD&A, supply chain challenges related to the supply of aluminum cans is the only noticeable impact on SweetWater’s supply chain. SweetWater is managing the supply of aluminum cans by increasing the production of bottled craft beer.

Management’s Discussion & Analysis | 19

COVID-19 impact on our SweetWater business

Various federal, state and local government imposed restrictions as a result of the COVID-19 pandemic, which include, among others, restricting people from gathering in groups or interacting within a certain physical distance (i.e., social distancing), ordering businesses, particularly bars and restaurants, to close or limit operations or people to stay at home, which have impacted the SweetWater business primarily driven by reductions in sales and profit margin. The reduced profit margins are driven by a reduction in keg demand from the on-premises channel, which have higher profit margins than products intended for off-premises consumption. We believe this change in SweetWater’s sales mix and demand may continue as long as the COVID-19 pandemic and related restrictions continue.

COVID-19 impact on our medical and distribution businesses

As a result of individual country restrictions, a general decrease in elective medical procedures and surgeries, in-person medical visits and social distancing requirements, the Company experienced and may continue to experience decreases in revenue in its Canadian medical cannabis business and global distribution businesses. Declining new patient registrations in Canada driven by the decrease in medical visits continue to impact our medical cannabis business. Limitations on elective medical procedures and lower frequency patient visits to physicians and pharmacies continue to impact our global distribution businesses as doctors have less opportunity to write new prescriptions.

Increasing COVID-19 case counts in Canada, Germany and the United States

During the COVID-19 global pandemic, we continued to monitor infection rates and the measures taken by various governments to contain the infection. As of the date of this MD&A, we noted an increase in infection rates with increasingly stronger measures being adopted in those countries in which the Company operates predominately – Canada, Germany and the United States. In Canada, individual provinces are taking increasingly stronger measures to slow infection rates, including the temporary closure of retail outlets, including cannabis stores. Most provinces, however, allow curbside pick-up or delivery replacing in-person visits to cannabis stores. In Germany, the duration of lockdown measures that were put in place continue to be extended and have become more restrictive and, as a result, the Germany population is becoming less mobile with patients not visiting their physicians or engaging in elective surgeries. In the United States, while lockdown measures have not been as stringent as in Canada and in Germany, certain state and local governments significantly curtailed entertainment activities, including the consumption of alcohol at on-premises locations. The reduction of on-premises consumption has not fully been offset by an increase in off-premises consumption. Depending on the length and severity of these measures to help curtail COVID-19, our revenues may be negatively impacted in the short-term.

Liquidity

At the present time, Aphria believes it has sufficient levels of cash to respond to the current pandemic through its anticipated duration. As of November 30, 2020, Aphria has working capital of $399,161 including cash balances of over $187,997 and access to line of credit facilities in the United States, Germany and to a very minor extent Canada. Further, on a proforma basis, proforma cash is approximately $320,000.

Throughout the pandemic, the Company has applied for and received Canadian government funding under the Canada Emergency Wage Subsidy program, where and when available. The funds received are not repayable and are included in other non-operating items, net.

To this point in the pandemic, the Company has neither experienced a decline in its adult-use cannabis revenue nor observed signs suggesting that adult-use cannabis demand is expected to decrease.

While there are certain principal payments due in the next 12 months, our earliest debt maturity with a material repayment due is in April 2022.

Protection of our employees

We took and continue to take, important steps to protect our employees during this period, including:

•	Mandatory mask policy in all common and production areas;
•	Staggered work schedules, banning all non-essential contractors and closing our facility to guests, all to reduce flow of traffic into and out of our facilities;
•	Staggered employee breaks, redesigned work stations and processes to minimize employee interaction and ensure appropriate social distancing;
•	Installed thermal scanners at all facility employee entrances to monitor employee temperatures;
•	Enhanced sanitation of work areas, both in terms of breadth and depth of cleanings; and
•	Implemented mandatory 14-day quarantines for all workers returning from out of country visits.

Giving back to our communities

We are providing multiple programs to seniors and front-line healthcare workers in the local Leamington community to support them during this period, including having:

•	Made various donations to Erie Shores Community Hospital;

Management’s Discussion & Analysis | 20

•	Made a donation of excess personal protective equipment to Erie Shores Community Hospital;
•	Piloted ‘The Wellness Lounge’, a virtual mental health forum to promote mental health awareness, community and connections among Veterans and First Responders in conjunction with Wounded Warriors Canada;
•	Continued the Aphria Supports program, where employee volunteers operate a dedicated local phone number for seniors and front-line healthcare workers to purchase and deliver groceries and other necessities during this difficult time; and,
•	Continued a 10% discount on medical products to compensate for the current economic climate.

Brand and Product portfolio

The Company’s brand and product portfolio continue to grow in stature and size. The Company’s early efforts in consumer segmentation laid the cornerstone for its brand strategy and has continued to grow as a result of the Company’s focus on product and its competitive pricing strategy. The end result continues to resonate with new and repeat purchasers.

Canadian market overview

During the quarter, the Canadian cannabis retail market grew from an annualized value of $2.9 billion at the start of the quarter, to $3.2 billion in October[2]. The four largest markets remain Ontario, Quebec, Alberta and British Columbia, which represent over 80% of the Canadian market10.

During the period, the top provincial markets grew as follows:

  Ontario grew the most from $0.8 billion to $1.0 billion, or 25%10;
  Quebec grew from $0.5 billion to $0.6 billion, or 8%10;
  Alberta grew from $0.6 billion to $0.7 billion or 7%10; and,
  British Colombia grew from $0.4 billion to $0.5 billion, or 4%10.

During this period, the Company maintained its #1 position, as the top licensed producer in terms of sales to provincial boards across all brands, in both Ontario11 and Alberta11. In Ontario, the Company maintained a 16.9 share11, and in Alberta, it maintained a 12.2 share11, both as measured in the same manner as above. For the same period, the Company maintained a #3 position in British Columbia11, the #3 position in Saskatchewan11 and based on its own internal estimates, the Company believes that it maintained the #4 position in Quebec

Headset reporting12

Headset data, while not all encompassing of retail sales in Canada, covers a large portion of the retail market. The most recent publication by Headset highlights the Company’s brands for the current quarter as follows:

  #1 licensed producer in Canada with market share of 13%;
  #1 licensed producer in Ontario and Alberta, #3 in British Columbia, #3 in Saskatchewan and #4 in Quebec; and,
  In the three months ended October 2020, Aphria vape cartridges maintained the highest market share, scoring a 19.2 share, our brands held the #1 dried flower share with a 13.2 share, #2 pre-rolled share with a 12.6 share and #2 oil shares, with a 20.5 share in Canada.

[10] Per Stats Canada report – October 2020
[11] Per Headset reporting data – November 2020
[12] Per Headset reporting data – November 2020

Management’s Discussion & Analysis | 21

■ Fair Value Measurements

Impact of fair value metrics on biological assets and inventory

In accordance with IFRS, the Company is required to record its biological assets at fair value. During the main growth phase, the cost of each plant is accumulated on a weekly basis. This occurs from the date of clipping from a mother plant up to the end of the tenth week of growth for Aphria One and Aphria Diamond and ninth week of growth for Broken Coast. For the remainder of the growing period, the cost of each plant continues to be accumulated on a weekly basis but also includes an allocation of the fair value of the plant. At the time of harvest, the Company increases the carrying value of the harvested product to its full fair value less costs to sell.

As of November 30, 2020, the Company’s cannabis and cannabis oil, as detailed in Note 5, and biological assets, as detailed in Note 6 of its financial statements, are as follows:

	November 30, 2020	August 31, 2020
Cannabis - at cost	$106,058	$98,623
Cannabis - fair value increment	104,940	112,653
Cannabis trim - at cost	7,154	6,330
Cannabis trim - fair value increment	—	—
Cannabis oil - at cost	25,968	32,655
Cannabis oil - fair value increment	1,279	1,067
Cannabis vapes - at cost	7,784	6,530
Cannabis vapes - fair value increment	223	1,254
Biological assets - at cost	19,063	17,421
Biological assets - fair value increment	9,889	4,919
Cannabis products - at fair value	$282,358	$281,452

Aphria One and Aphria Diamond’s biological assets are carried at cost plus fair value increments of $0.37, $0.75, $1.12 and $1.49 per gram for weeks 11, 12, 13 and 14, respectively. Broken Coast’s biological assets are carried at cost plus fair value increments of $0.60, $1.20, $1.81 and $2.41 per gram for weeks 10, 11, 12 and 13 respectively. Cannabis is carried at fair values between $2.40 and $2.90 per gram (May 31, 2020 - $3.00 per gram) for greenhouse produced cannabis. Cannabis are carried at fair values between $3.50 and $4.00 per gram (May 31, 2020 - $4.00 per gram) for indoor produced cannabis. The fair value increment on cannabis trim is $nil per gram (May 31, 2020 - $0.01 per gram). Cannabis oil, softgel capsules, and cannabis vape oils include the relative fair value based on the amount of cannabis or cannabis trim used in the production of each product.

The individual components of fair values are as follows:

	November 30, 2020	August 31, 2020
Cannabis - at cost - per gram	$1.24	$1.32
Cannabis - fair value increment - per gram	$1.23	$1.50
Cannabis trim - at cost - per gram	$0.18	$0.19
Cannabis trim - fair value increment - per gram	$—	$—
Cannabis oil - at cost - per mL	$0.27	$0.27
Cannabis oil - fair value increment - per mL	$0.01	$0.01
Cannabis vapes - at cost - per mL	$0.21	$0.22
Cannabis vapes - fair value increment - per mL	$0.01	$0.04

Management’s Discussion & Analysis | 22

■ Cost per Gram

Calculation of “all-in” costs of sales of dried cannabis per gram

The Company calculates “all-in” cost of sales of dried cannabis per gram as follows:

	Three months ended
"All-in" cost of sales of dried cannabis per gram	November 30, 2020	August 31, 2020

Cannabis costs	$36,744	$31,961
Less:
Cannabis oil conversion costs	$(1,566)	$(796)
Cost of purchased cannabis[13]	$(613)	$(3,540)
Adjusted "All-in" cost of sales of dried cannabis	$34,565	$27,625

Gram equivalents sold during the quarter[14]	26,682,689	19,583,640

"All-in" cost of sales of dried cannabis per gram	$1.30	$1.41

[3][4]

Calculation of cash costs to produce dried cannabis per gram

The Company calculates cash costs to produce dried cannabis per gram as follows:

	Three months ended
Cash costs to produce dried cannabis per gram	November 30, 2020	August 31, 2020

Adjusted "All-in" cost of sales of dried cannabis	$34,565	$27,625
Less:
Amortization	$(9,332)	$(5,559)
Packaging costs	$(1,550)	$(2,408)
Distribution costs	$(2,610)	$(2,578)
Cash costs to produce dried cannabis	$21,073	$17,080

Gram equivalents sold during the quarter[14]	26,682,689	19,583,640

Cash costs to produce per gram	$0.79	$0.87

■ Results of Operations

Net revenue

During the three months ended November 30, 2020, the Company recognized revenues of $160,532 versus $120,600 in the same period of the prior year and $145,689 in the prior quarter, representing an increase of 33.1% from the prior year and an increase of 10.2% from the prior quarter. Included in net revenue for the three months ended November 30, 2020 is $86,993 of cannabis revenue, $(19,082) of cannabis excise taxes, $935 of beverage alcohol revenue, $(54) of beverage alcohol excise taxes and $91,740 of distribution revenue.

[13] Cost of purchased cannabis during the current quarter is the costs associated with third party purchased EU-GMP cannabis to supplement the Company’s European cannabis sales.
[14] Gram equivalents sold for the quarter excludes 47,400 and 1,298,569 grams of product purchased and resold for the three months ended November 30, 2020 and August 31, 2020 respectively, including EU-GMP certified cannabis purchased to supplement European cannabis sales.

Management’s Discussion & Analysis | 23

Net revenue for the six months ended November 30, 2020 was $306,221 versus $246,712 in the same period in the prior year, representing a 24.1% increase.

Distribution revenue

Included in distribution revenue is $90,028 of revenue from CC Pharma, and $1,712 of revenue from other distribution companies for the three months ended November 30, 2020 versus $79,623 and $2,575 in the prior quarter.

The increase in distribution revenue during the quarter is a result of return to normalized levels from the prior quarter. The decrease in distribution revenue for the prior quarter, and the six-month period is largely a function of the impacts of COVID-19, including limitations on elective medical procedures and lower frequency in-person visits to physicians and pharmacies.

Revenue from cannabis products

	Three months ended
Cannabis revenue	November 30, 2020	August 31, 2020

Revenue from medical cannabis products	$7,763	$7,911
Revenue from adult-use cannabis products	72,137	70,616
Wholesale cannabis revenue	1,785	4,702
International cannabis revenue	5,308	—
Cannabis revenue	$86,993	$83,229

During the quarter, the Company sold 22,347.4 kgs of dried cannabis, 2,056.5 kg equivalents of cannabis oil products and 2,278.7 kgs of cannabis vape oils compared to 17,303.2 kgs of dried cannabis, 1,792.1 kg equivalents of cannabis oil products and 1,786.9 kgs of cannabis vape oils in the prior quarter.

	Three months ended
Cannabis revenue	November 30, 2020	August 31, 2020

Revenue from dried flower	$65,188	$64,439
Revenue from oil	9,623	8,145
Revenue from cannabis vapes	12,182	10,645
Cannabis revenue	$86,993	$83,229

Gross revenue from medical cannabis products

Revenue from medical cannabis products for the three months ended November 30, 2020 was $7,763 versus $10,100 in the same period of the prior year and $7,911 in the prior quarter, representing a decrease of 23.1% from the same period for the prior year and a 1.9% decrease from the prior quarter.

Revenue from medical cannabis products for the six months ended November 30, 2020 was $15,674 versus $20,342 in the same period of the prior year, representing a decrease of 22.9% from prior year.

The decrease in revenue from medical cannabis sold during the quarter from the prior quarter was related to:

•	Decrease in the average gross retail selling price to medical patients during the quarter from $7.38 to $6.96, a 5.7% decrease from the prior quarter. The decline is a result of specific pricing programs offered to assist patients in need who have been negatively impacted by the COVID-19 pandemic, along with other promotional programs.

This factor was partially offset by:

Management’s Discussion & Analysis | 24

•	Increase in the medical cannabis sales of 44.1 kg equivalents to 1,115.6 kg equivalents sold in the current quarter, an increase of 4.1% from the prior quarter.

Gross revenue from adult-use cannabis products

Revenue from adult-use cannabis products for the three months ended November 30, 2020 was $72,137 versus $29,042 in the same period of the prior year and $70,616 in the first quarter of fiscal 2021, representing an increase of 148.4% from the same period for the prior year and a 2.2% increase from the prior quarter.

Revenue from adult-use cannabis products for the six months ended November 30, 2020 was $142,753 versus $49,003 in the same period of the prior year, representing an increase of 191.3%.

The increase in revenue from adult-use cannabis products during the quarter from the prior quarter was related to:

•	Increase in the average gross selling price to the adult-use market from $4.15 to $4.29, a 3.4% increase from the prior quarter. The increase is primarily related to sales mix.

This factor was partially offset by:

•	Decrease in the adult-use cannabis sales by 129.0 kg equivalents to 16,651.3 kg equivalents sold in the current quarter, a 0.8% decrease from the prior quarter. This decrease was largely driven by a decrease in new product releases in the current quarter providing no initial pipeline fill of new offerings.

During the quarter, the Company experienced a significant increase in demand for pre-rolls over an extremely short period of time. To address the increase in demand experienced at the beginning of the quarter, the Company tripled its daily supply capabilities by the end of the quarter positioning us to meet demand.

Wholesale cannabis revenue

Revenue from wholesale cannabis products for the three months ended November 30, 2020 was $1,785 versus $630 in the same period of the prior year and $4,702 in the prior quarter. The Company continues to believe that wholesale cannabis revenue will remain subject to quarter-to-quarter variability.

International cannabis revenue

Revenue from international cannabis products for the three months ended November 30, 2020 was $5,308 as the Company began selling cannabis in Europe and other international markets.

Gross profit and gross margin

The gross profit for the three months ended November 30, 2020 was $39,492, compared to $39,589 in the same quarter in the prior year and $75,279 in the previous quarter, a decrease of 47.5% from the prior quarter. The primary impact on the change in gross profit during the quarter was the non-cash impact of changes to the Company’s biological asset fair value adjustments. On an adjusted basis, gross profit, excluding the impact of the fair value adjustments, increased in the quarter.

During the quarter, the Company’s adjusted gross margin on cannabis decreased from 49.7% to 45.9%. The primary reasons for the decrease related to the financial effects of the decision to reduce production levels at our Aphria One facility in order to better match supply and demand and a wholesale order that was liquidated below cost. During the quarter, the Company liquidated some older inventory below cost resulting in a gross loss of approximately $1,500. Also, the Company included additional under-absorbed overhead of approximately $1,000 of fixed costs remaining in cost of goods sold as a result of the Company’s intentional reduction in operating capacity.

Management’s Discussion & Analysis | 25

During the quarter, the Company’s adjusted gross margin on distribution decreased from 14.4% to 13.1%. The primary reason for the decrease related to the mix of items sold during the period.

The following is the Company’s adjusted gross profits and adjusted gross margins as compared to IFRS for the three months ended November 30, 2020:

Three months ended November 30, 2020	Cannabis	Beverage alcohol	Distribution	Total

Revenue	$86,993	$935	$91,740	$179,668
Excise taxes	(19,082)	(54)	—	(19,136)

Net revenue	67,911	881	91,740	160,532

Cost of goods sold	36,744	348	79,687	116,779
Fair value adjustment on sale of inventory	30,353	—	—	30,353
Fair value adjustment on growth of biological assets	(26,092)	—	—	(26,092)
	41,005	348	79,687	121,040

Gross profit	$26,906	$533	$12,053	$39,492
Gross margin	39.6%	60.5%	13.1%	24.6%

Adjustments
Fair value adjustment on sale of inventory	(30,353)	—	—	(30,353)
Fair value adjustment on growth of biological assets	26,092	—	—	26,092
	(4,261)	—	—	(4,261)

Adjusted gross profit	$31,167	$533	$12,053	$43,753
Adjusted gross margin	45.9%	60.5%	13.1%	27.3%

The following is the Company’s adjusted gross profits and adjusted gross margins as compared to IFRS for the six months ended November 30, 2020:

Six months ended November 30, 2020	Cannabis	Beverage alcohol	Distribution	Total

Revenue	$170,222	$935	$173,938	$345,095
Excise taxes	(38,820)	(54)	—	(38,874)

Net revenue	131,402	881	173,938	306,221

Cost of goods sold	68,705	348	150,083	219,136
Fair value adjustment on sale of inventory	57,556	—	—	57,556
Fair value adjustment on growth of biological assets	(85,242)	—	—	(85,242)
	41,019	348	150,083	191,450

Gross profit	$90,383	$533	$23,855	$114,771
Gross margin	68.8%	60.5%	13.7%	37.5%

Adjustments
Fair value adjustment on sale of inventory	(57,556)	—	—	(57,556)
Fair value adjustment on growth of biological assets	85,242	—	—	85,242
	27,686	—	—	27,686

Adjusted gross profit	$62,697	$533	$23,855	$87,085
Adjusted gross margin	47.7%	60.5%	13.7%	28.4%

Management’s Discussion & Analysis | 26

During the six months ended November 30, 2020, the Company’s adjusted gross margin on cannabis decreased from 53.4% to 47.7%, for the same period of the prior year. The primary reasons for the decrease are is consistent with the reasons for the decrease for the three-month period.

During the six months ended November 30, 2020, the Company’s adjusted gross margin on distribution increased from 12.8% to 13.7%. The primary reason for the increase related to the mix of items sold during the period.

Management believes that the different components of net revenue and cost of sales included in the gross profit and gross margin can be confusing. Accordingly, management believes the use of cannabis gross profit, cannabis gross margin, beverage alcohol gross profit, beverage alcohol gross margin, distribution gross profit and distribution gross margin provides a better representation of performance of the Company’s different types of operations because it excludes non-cash fair value adjustments required by IFRS.

Cannabis gross profit, cannabis gross margin, beverage alcohol gross profit, beverage alcohol gross margin, distribution gross profit and distribution gross margin are non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

Cost of sales currently consist of five main categories: (i) cannabis costs, (ii) beverage alcohol costs, (iii) distribution costs, (iv) fair value adjustment on sale of inventory and (v) fair value adjustment on growth of biological assets:

(i) Cannabis costs include all direct and indirect costs of production related to cannabis sold. This includes costs relating to growing, cultivation and harvesting, quality assurance and quality control, cannabis oil processing, as well as packaging, labelling and amortization of production equipment and greenhouse infrastructure utilized in the production of cannabis. Also included in cannabis costs is any third party purchased cannabis purchased for packaging and branding under one of the Company’s brands.

(ii) Beverage alcohol costs include all direct and indirect costs of production, related to beverage alcohol sold.

(iii) Distribution costs consists of items purchased for resale through the Company’s distribution businesses which are run through its subsidiaries FL Group, ABP and CC Pharma.

(iv) Fair value adjustment on sale of inventory is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of inventory sold in the period.

(v) Fair value adjustment on growth of biological assets is part of the Company’s cost of sales due to IFRS standards relating to agriculture and biological assets (i.e. living plants or animals). This line item represents the effect of the non-cash fair value adjustment of biological assets (cannabis) produced in the period. In an effort to increase transparency, inventory of cannabis consists of cannabis with a fair value between $2.40 and $2.90 per gram for greenhouse produced cannabis and between $3.50 and $4.00 per gram for indoor produced cannabis (Note 6 – condensed interim consolidated financial statements for the three and six months ended November 30, 2020).

Management’s Discussion & Analysis | 27

Operating expenses
	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
General and administrative	$27,791	$22,076	$56,144	$44,381
Share-based compensation	13,595	7,563	17,856	12,519
Selling	7,538	5,662	14,751	7,642
Amortization	5,647	5,896	11,056	10,904
Marketing and promotion	5,273	6,592	11,380	12,426
Research and development	279	672	428	1,282
Transaction costs	22,576	691	25,624	1,426
	$82,699	$49,152	$137,239	$90,580

Operating expenses are comprised of general and administrative, share-based compensation, selling, amortization, marketing and promotion, research and development, and transaction costs. These costs increased by $33,547 to $82,699 from $49,152 in the same quarter in the prior year. This was primarily due to increased transaction costs associated with the acquisition of SweetWater during the quarter, other potential acquisitions and one-time litigation costs. The increase in share-based compensation is largely driven by the re-valuing of previously issued share-based compensation with the increased share price. The remaining increase is due to increased operational cost driven by increased sales.

General and administrative costs
	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Executive compensation	$3,362	$2,410	$6,152	$4,247
Consulting fees	2,484	4,140	4,885	7,905
Office and general	5,017	2,394	10,180	6,601
Professional fees	1,448	1,421	2,687	3,933
Salaries and wages	10,938	7,329	22,523	13,611
Insurance	3,601	2,700	7,577	5,195
Travel and accommodation	651	1,328	1,552	2,369
Rent	290	354	588	520
	$27,791	$22,076	$56,144	$44,381

During the three months ended November 30, 2020, as a percentage of net revenue, general and administrative costs decreased 1.0% year over year. The general and administrative costs increased by $5,715 from the same quarter in the prior year largely related to:

•	An increase in headcounts at all levels of the organization and insurance as the Company increased its global operational footprint, including continued ramp up of the Company’s German operations;

partially offset by:

•	A decrease in professional and consulting fees, as a result of corporate initiatives; and
•	A decrease in travel and accommodation as a result of travel restriction arising from COVID-19.

Management’s Discussion & Analysis | 28

Share-based compensation

The Company recognized share-based compensation expense of $13,595 for the three months ended November 30, 2020 compared to $7,563 for the same period in the prior year. The increase in share-based compensation is a result of an increase in the Company’s share price in the quarter versus the same period in the prior year. Stock options are valued using the Black-Scholes valuation model and represents a non-cash expense, restricted share units (“RSUs”) and deferred share units (“DSUs”) are valued based on the graded vesting and the ending share price. The Company did not issue any share-based compensation in the three months-ended November 30, 2020 compared to 45,462 deferred share units (“DSUs”), 783,916 RSUs and 807,982 stock options in the same period of the prior year.

For the six months ended November 30, 2020 the Company incurred share-based compensation of $17,856 as opposed to $12,519 for the same period in the prior year. The increase in share-based compensation is a result of an increase in the Company’s share price. The Company issued 150,000 DSUs, 2,574,986 RSUs and 50,000 stock options in the current period compared to 81,214 DSUs, 1,010,375 RSUs and 1,894,127 stock options in the same period of the prior year.

Selling costs

For the three months ended November 30, 2020, the Company incurred selling costs of $7,538, versus $5,662 in the same quarter last year. The current period costs are 11.1% of net cannabis revenue as opposed to 16.6% in the same quarter last year. These costs relate to adult-use sales teams commission, Health Canada cannabis fees, and patient acquisition and maintenance costs. Patient acquisition and ongoing patient maintenance costs include funding to individual clinics to assist with additional costs incurred by clinics resulting from the education of patients using the Company’s products.

For the six months ended November 30, 2020 the Company incurred selling costs of $14,751 or 11.2% of net cannabis revenue as opposed to $7,642 or 11.8% for the same period in the prior year.

Amortization

The Company incurred non-production related amortization charges of $5,647 for the three months ended November 30, 2020 compared to $5,896 for the same period in the prior year.

For the six months ended November 30, 2020 the Company incurred amortization charges of $11,056 as opposed to $10,904 for the same period in the prior year.

Marketing and promotion costs

For the three months ended November 30, 2020, the Company incurred marketing and promotion costs of $5,273, versus $6,592 in the same quarter last year. The current period costs are comprised of $3,607 of cannabis related marketing and promotion or 5.3% of net cannabis revenue, $30 of beverage alcohol marketing and promotion or 3.4% of beverage alcohol net revenue and $1,636 of distribution marketing and promotion or 1.8% of distribution revenue. These costs relate to general marketing, research and education expense, call centre operations and shipping costs.

For the six months ended November 30, 2020 the Company incurred marketing and promotion costs of $11,380 or 3.7% of net revenue as opposed to $12,426 or 5.0% for the same period in the prior year.

Research and development

Research and development costs of $279, or 0.4% of net revenue from cannabis products, were expensed during the three months ended November 30, 2020 compared to $672 or 2.0% in the same quarter last year. These relate to external costs associated with the development of new cannabis products. Although the Company spends a significant amount on research and development, the majority of these costs remain in cannabis costs, as the Company does not reclassify research and development costs related to the cost of cannabis consumed in research and development activities.

For the six months ended November 30, 2020 the Company incurred research and development costs of $428 as opposed to $1,282 for the same period in the prior year.

Management’s Discussion & Analysis | 29

Transaction costs

Transaction costs of $22,576 were expensed during the three months ended November 30, 2020 compared to $691 in same period last year. Included in transaction costs in the current period is $15,732 related to the completion of the SweetWater acquisition, $3,379 non-cash shares issued as part of a legal settlement, with various other one-time litigation costs, restructuring costs and potential acquisitions the Company has considered and abandoned, or is still considering.

For the six months ended November 30, 2020 the Company incurred transaction costs of $25,624 as opposed to $1,426 for the same period in the prior year.

Non-operating income (loss), net
	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Foreign exchange (loss) gain	$(4,180)	$286	$(24,430)	$(8,396)
Gain (loss) on long-term investments	(494)	(36,449)	(1,883)	(22,741)
Unrealized (loss) gain on convertible debentures	(87,646)	49,078	(87,225)	63,285
Other non-operating items, net	2,524	(8,347)	6,419	(7,277)
	$(89,796)	$4,568	$(107,119)	$24,871

For the three and six months ended November 30, 2020, the Company recognized an unrealized loss on convertible debentures of $87,646 and $87,225 driven primarily by the increase in the Company’s share price and the increase in the trading price of the convertible debentures. Furthermore, the Company recognized a loss of $4,180 and $24,430 resulting from the changes in foreign exchange rates during the period, largely from the significant portion of the Company’s cash balance which is held in United States dollars. These losses were offset by a gain on other non-operating items, net of $2,524 and $6,419.

Net income (loss)

The Company recorded a net loss for the three months ended November 30, 2020 of $(120,598) or $(0.42) per share as opposed to net loss of $(7,929) or $(0.03) per share in the same period of the prior year. The decrease in net income is a result of the non-cash losses on financial instruments and share-based compensation tied to the Company’s share price and transaction costs related to acquisitions which will provide benefits in future quarters. On an adjusted basis excluding the impacts of these items the Company recorded net income for the three months ended November 30, 2020 of $3,219 or $0.01 per share.

For the six months ended November 30, 2020 the Company recorded a net loss of $(125,693) or $(0.43) per share as opposed to net income of $8,512 or $0.03 per share for the same period in the prior year. The decrease for the six-month period is consistent with the increase for the three-month period.

Management believes the loss recognized from the change in our share price and the excess costs in the quarter associated with closed and on-going acquisition opportunities, can be confusing. Accordingly, management believes the use of adjusted net income (loss) provides a better representation of performance of the Company’s operations because it excludes non-cash fair value adjustments on liabilities which may be settled for shares required by IFRS and non-recurring transaction charges associated with closed and on-going acquisitions.

Management’s Discussion & Analysis | 30

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Net (loss) income	$(120,598)	$(7,929)	$(125,693)	$8,512
Unrealized loss (gain) on convertible debentures	87,646	(49,078)	87,225	(63,285)
Share-based compensation	13,595	7,563	17,856	12,519
Transaction costs	22,576	691	25,624	1,426
Adjusted net income (loss)	$3,219	$(48,753)	$5,012	$(40,828)

Adjusted income (loss) per share - basic[15]	$0.01	$(0.19)	$0.02	$(0.16)

[5]

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates adjusted EBITDA as net income (loss), plus (minus) income taxes (recovery), plus (minus) finance (income) expense, net, plus (minus) non-operating (income) loss, net, plus amortization[6], plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment, plus transaction costs and certain one-time non-operating expenses, as determined by management, all as follows:

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Net (loss) income	$(120,598)	$(7,929)	$(125,693)	$8,512
Income taxes	(18,479)	(2,072)	(17,171)	526
Finance expense, net	6,074	5,006	13,277	10,263
Non-operating (income) loss, net	89,796	(4,568)	107,119	(24,871)
Amortization[16]	15,347	12,313	29,252	21,531
Share-based compensation	13,595	7,563	17,856	12,519
Fair value adjustment on sale of inventory	30,353	12,391	57,556	19,677
Fair value adjustment on growth of biological assets	(26,092)	(21,492)	(85,242)	(46,645)
Transaction costs	22,576	691	25,624	1,426
Adjusted EBITDA	$12,572	$1,903	$22,578	$2,938

	For the three months ended November 30,		For the six months ended November 30,
	2020	2019	2020	2019
Adjusted EBITDA from cannabis business	$12,887	$3,386	$23,286	$4,715
Adjusted EBITDA from businesses under development	(3,199)	(3,547)	(6,019)	(7,781)
Adjusted EBITDA from beverage alcohol business	299	—	299	—
Adjusted EBITDA from distribution business	2,585	2,064	5,012	6,004
Adjusted EBITDA	$12,572	$1,903	$22,578	$2,938

The Company’s adjusted EBITDA increased by $2,566 from $10,006 in the prior quarter to $12,572.

[15] Adjusted loss per share calculated based on the weighted average number of common shares – basic as disclosed in the Company’s financial statements.
16 As disclosed on the Condensed Interim Consolidated Statements of Cash Flows

Management’s Discussion & Analysis | 31

■ Liquidity and Capital Resources

The Company’s cash flow for the three months ended November 30, 2020:

	Q2 - 2021	Q1 - 2021
Cash provided by (used in) operating activities:
Net loss for the period	$(120,598)	$(5,095)
Adjustments for:
Future income taxes	(23,438)	(13,770)
Fair value adjustment on sale of inventory	30,353	27,203
Fair value adjustment on growth of biological assets	(26,092)	(59,150)
Unrealized foreign exchange (gain) loss	(11,095)	19,340
Amortization	15,347	13,905
Unrealized (gain) loss on convertible notes receivable	(290)	758
Transaction costs associated with business acquisitions	17,233	—
Other non-cash items	(83)	(83)
Share-based compensation	13,595	4,261
Loss on long-term investments	494	1,389
Loss (gain) on convertible debentures	87,646	(421)
Change in non-cash working capital	20,332	(57,674)
	3,404	(69,337)
Cash provided by (used in) financing activities:
Share capital issued, net of cash issuance costs	127,498	(324)
Proceeds from warrants and options exercised	107	5
Proceeds from long-term debt	(8)	2,340
Repayment of long-term debt	(1,649)	(1,091)
Repayment of lease liabilities	(506)	(191)
(decrease) increase in bank indebtedness	(2,812)	7,386
	122,630	8,125
Cash used in investing activities:
Investment in capital and intangible assets	(19,726)	(17,304)
Proceeds from disposal of capital and intangible assets	8,193	—
Promissory notes advances	—	(3,000)
Repayment of convertible notes receivable	5,000	—
Proceeds from disposal of long-term investments and equity investees	—	3,318
Net cash paid on business acquisitions	(341,751)	—
	(348,284)	(16,986)
Effects of foreign exchange on cash	10,228	(19,005)
Net decrease in cash and cash equivalents	(212,022)	(97,203)
Cash and cash equivalents, beginning of period	400,019	497,222
Cash and cash equivalents, end of period	$187,997	$400,019

Cash flow provided by (used in) operations for the three months ended November 30, 2020 was $3,404, a $72,741 increase from $(69,337) used in the prior quarter. Cash flow used in operating activities for the six months ended November 30, 2020 was $(65,933) a $1,465 increase from $(64,468) used in the same period in the prior year. The change in cash provided by operating activities in the current period is primarily driven by the improved management of inventory levels and increased sales.

The Company also invested further in its growing international operations with $19,726 of total investment in capital and intangible assets, largely comprised of additions related to completing its German growing facility.

Management’s Discussion & Analysis | 32

Free cash flow

For the three months ended November 30, 2020, the Company had a free cash flow spend as follows:

	Q2 - 2021	Q1 - 2021

Cash provided by (used in) operating activities:	$3,404	$(69,337)
Investment in capital and intangible assets	(19,726)	(17,304)
Free cash flow	$(16,322)	$(86,641)

During the quarter, the Company increased its free cash flow by approximately $70,000 to $(16,322), predominantly as a result of increased cash provided by operating activities, as the Company better managed its working capital. The Company continues to work towards reaching positive free cash flow.

While the Company continues with a small number of relatively small value capital expenditure projects, primarily in Canada, with the completion of its growing facility in Germany, the Company expects its capital investment funding to decrease in the coming quarters.

Cash resources / working capital requirements

The Company constantly monitors and manages its cash flows to assess the liquidity necessary to fund operations. As of November 30, 2020, Aphria maintained $187,997 of cash and cash equivalents on hand and proforma cash of approximately $320,000, compared to $497,222 in cash and cash equivalents at May 31, 2020. Liquid sources of cash decreased $309,225 in the period. This decrease is a result of the loss in foreign exchange associated primarily with cash held in USD of approximately $9,000, investment in working capital of $37,342, investment in capital and intangible assets of $37,030 and completion of the acquisition of SweetWater $341,751 offset by the equity financing for $127,174.

Working capital provides funds for the Company to meet its operational and capital requirements. As of November 30, 2020, the Company maintained working capital of $399,161. Management expects that the Company’s existing cash and cash equivalents balance and cash flow from operations will be adequate to meet the Company’s operational activities in the next year.

Capital and intangible asset expenditures

For the three months ended November 30, 2020, the Company invested $16,935 in capital and intangible assets through wholly-owned subsidiaries, exclusive of business acquisitions, of which $2,694 are considered maintenance CAPEX and the remaining $14,241 growth CAPEX related to new extraction capacity and facility build out in Germany.

For the three months ended November 30, 2020, the Company invested $2,791 in capital and intangible assets through majority-owned subsidiaries, all of which is considered growth CAPEX.

Financial covenants

The Company expects to meet its financial covenants, under its various credit facilities in the current fiscal year. The Company believes that it has sufficient operating room with respect to its financial covenants for the current fiscal year and does not anticipate being in breach of any of its financial covenants during this period.

Contractual obligations and off-balance sheet financing

The Company has no off-balance sheet financing.

Management’s Discussion & Analysis | 33

Minimum payments payable over the next five years are as follows:

Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Outstanding capital related
commitments	$12,463	$12,463	$—	$—	$—
Leases	73,781	4,050	7,654	7,405	54,672
Long-term debt	138,354	15,210	118,790	3,421	933
Convertible debenture	358,008	—	—	358,008	—
Total	$582,606	$31,723	$126,444	$368,834	$55,605

Except as disclosed elsewhere in this MD&A, there have been no material changes with respect to the contractual obligations of the Company during the year-to-date period.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

As of November 30, 2020, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. ("LATAM") and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company pursued a motion to dismiss the U.S. claim. The Company’s motion was denied and the claim was maintained against the Company and certain of its former and current senior officers. The Company is currently pursuing a motion to reconsider during which time, the primary action is stayed pending the decision on the motion to reconsider. In the U.S. action, the Company is self-insured for the costs associated with any award or damages arising from such actions and has entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. Canadian insurance coverage may not be sufficient to fully cover any judgments against the Company. As of November 30, 2020, the Company has not recorded any uninsured amount related to this contingency.

As of July 20, 2020, a proposed class action (the “Langevin Class Action”) has been commenced against a number of Canadian licensed producers including the Company and its subsidiary, Broken Coast (collectively, the “Defendants”) by Lisa Marie Langevin (the “Plaintiff”) on behalf of all persons in Canada who purchased cannabis products that were manufactured, sold, promoted, or distributed by the Defendants and consumed prior to the labelled expiry date of such products on or after June 16, 2010, if such products were used for medicinal purposes and on or after October 17, 2018, if such products were used for recreational purposes (the “Proposed Class”). The Plaintiff specifically alleges that (i) the Defendants marketed medicinal and recreational cannabis products with an advertised content of THC and CBD that was “drastically different” (higher and lower percentages) from the actual amount in the cannabis products and (ii) the Plaintiff suggests that the plastic bottles or caps used to store the cannabis products may have absorbed or degraded the THC or CBD content. The Plaintiff seeks recovery of the money the Proposed Class spent on the Defendants’ products that did not contain what they were advertised to contain and compensatory damages for those who suffered physical or mental injuries as a result of the Defendants’ mislabeling of the products. Amended pleadings were served on the company on December 12, 2020 adding a new plaintiff to the action. The Company intends to vigorously defend itself in each of these actions. Canadian insurance coverage may not be sufficient to fully cover any judgments against the Company. As of November 30, 2020, the Company has not recorded any uninsured amount related to this contingency.

Management’s Discussion & Analysis | 34

Share capital

Aphria has the following securities issued and outstanding, as of January 13, 2021:

	Presently outstanding	Exercisable	Exercisable & in-the-money	Fully diluted
Common stock	316,745,571	—	—	316,745,571
Warrants	7,222,472	7,222,472	7,222,472	7,222,472
Stock options	4,941,038	3,967,527	1,834,241	1,834,241
Restricted share units	3,722,816	917,748	917,748	917,748
Deferred share units	346,716	271,716	271,716	271,716
Convertible debentures	27,621,492	27,621,492	—	—
Fully diluted				326,991,748

*Based on closing price on January 13, 2021

■ Quarterly results

The following table sets out certain unaudited financial information for each of the eight fiscal quarters up to and including the second quarter of fiscal 2021, ended November 30, 2020. The information has been derived from the Company’s unaudited condensed interim consolidated financial statements, which in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements filed in the Company’s 2020 Annual Report and include all adjustments necessary for a fair presentation of the information presented. Past performance is not a guarantee of future performance and this information is not necessarily indicative of results for any future period.

	Feb/20	May/20	Aug/20	Nov/20
Net revenue	$144,424	$152,203	$145,689	$160,532
Net income (loss)	5,697	(98,843)	(5,095)	(120,598)
Earnings (loss) per share - basic	0.02	(0.39)	(0.02)	(0.42)
Earnings (loss) per share - fully diluted	0.02	(0.39)	(0.02)	(0.42)
	Feb/19	May/19	Aug/19	Nov/19
Net revenue	$73,582	$128,568	$126,112	$120,600
Net income (loss)	(108,209)	15,760	16,441	(7,929)
Earnings (loss) per share - basic	(0.43)	0.05	0.07	(0.03)
Income (loss) per share - fully diluted	(0.43)	0.05	0.07	(0.03)

■ Accounting Policies

Critical Accounting Estimates and Judgments

The Company’s critical accounting policies and estimates are described in the audited consolidated financial statements and the accompanying notes for the year ended May 31, 2020. There have been no material changes to these critical accounting policies and estimates.

New Standards and Interpretations Applicable Effective June 1, 2020

Refer to Note 3 (q) of the Company’s audited consolidated financial statements and the accompanying notes for the year ended May 31, 2020 for additional information on changes in accounting policies. There have been no new standards or interpretations applicable to the Company during the period.

Management’s Discussion & Analysis | 35

■ Industry Trends and Risks

There are a number of risk factors that could cause future results to differ materially from those described herein. The risks and uncertainties described herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business. If any of the following risks actually occur, the Company’s business may be harmed, and its financial condition, results of operations and prospects may suffer significantly.

Risks Related to the Company’s Business and the Cannabis Industry

Reliance on Licences

The Company’s ability to cultivate, process, and sell medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada is dependent on maintaining the Licences with Health Canada.

Failure to comply with the requirements of the Licences or any other subsidiary licences or any failure to maintain the Licences or subsidiary licences may have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. There can be no guarantees that Health Canada will extend or renew the Licences as necessary or, if it extended or renewed, that the Licences will be extended or renewed on the same or similar terms. Should Health Canada not extend or renew the Licences or should it renew the Licences on different terms, the business, financial condition, results of operations and prospects of the Company may be materially adversely affected.

In addition, licences are currently required by various local, provincial state and federal agencies for the Company’s brewery operations and to permit the distribution and sale of its alcoholic beverages in its markets. Failure to comply with or maintain these permits and licences could adversely impact on the Company’s business, financial condition, results of operations and prospects.

Highly Regulated Industries

The Company operates in highly regulated and rapidly evolving markets. The laws, regulations and guidelines generally applicable to the cannabis industry and the beer industry domestically and internationally may change in ways currently unforeseen. The Company’s cannabis operations are subject to a variety of laws, regulations, guidelines and policies, whether in Canada or elsewhere, relating to the cultivation, manufacture, import, export, management, transportation, storage, packaging/labelling, advertising and promotion, sale, health and safety and disposal of cannabis, including, but not limited to, the Cannabis Act, any regulations thereunder, and laws, regulations, guidelines and policies relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment, and applicable stock exchange rules and regulations. The Company’s beverage alcohol operations are also subject to a variety of laws, regulations, guidelines and policies, whether in Canada or elsewhere related to such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors, environmental and related matters in connection with the production and distribution of beer. Any amendment to or replacement of existing laws, regulations, guidelines or policies may cause adverse effects to the Company’s operations. The risks to the Company’s business represented by subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of Health Canada’s compliance regime, any delays in obtaining, or failure to obtain regulatory approvals required may significantly delay or impact the development of the Company’s cannabis business and operations and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Any potential non-compliance could cause the Company’s business, financial condition, results of operations and prospects to be adversely affected. Any potential non-compliance with the governmental authorities and agencies which regulate the Company’s business in connection with beer production and distribution, including the U.S. Alcohol and Tobacco Tax and Trade Bureau, the U.S. Food and Drug Administration, state alcohol regulatory agencies in the U.S., the Alcohol and Gaming Commission of Ontario, could similarly cause the Company’s business, financial condition, results of operations and prospects to be adversely affected. Further, any amendment to or replacement of the Cannabis Act and other applicable rules and regulations governing the Company’s business activities may cause adverse effects on the Company’s business, financial conditions and results of operations.

Management’s Discussion & Analysis | 36

The federal legislative framework pertaining to the Canadian adult-use cannabis market is still very new. In addition, the government of every Canadian province and territory has implemented different regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. There is no guarantee that the legislative framework regulating the cultivation, processing, distribution and sale of cannabis for adult-use purposes will not be amended or replaced or that any current legislation will create the growth opportunities that the Company currently anticipates. While the impact of any new legislative framework for the regulation of the Canadian adult-use cannabis market is uncertain, any of the foregoing could result in a material adverse effect of the Company’s business, financial condition, results of operations and prospects.

Further, as the commercial cannabis industry is a relatively new industry in Canada, the Company anticipates that regulations governing cannabis in Canada will be subject to change as the Canadian federal government monitors licensees in action. Health Canada may change their administration, interpretation or application of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require the Company to revise its ongoing compliance procedures, requiring the Company to incur increased compliance costs and expend additional resources. There is no assurance that the Company will be able to comply or continue to comply with applicable regulations.

The Company will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws and regulations could subject the Company to regulatory or agency proceedings or investigations and may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include damage awards, fines, penalties or corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm the Company’s reputation and no assurance can be given that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations, may have a material adverse impact on the Company’s business, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities.

Health Canada inspectors routinely assess the Company’s facilities against the Cannabis Act and its regulations and provide the Company with follow up reports noting observed deficiencies. The Company is continuously reviewing and enhancing its operational procedures and facilities both proactively and in response to routine inspections. The Company follows all regulatory corrections in response to inspections in a timely manner. If the Company fails to comply with applicable laws, regulations and guidelines, the Company may incur additional costs or penalties, or the Company’s operations may be restricted or shut down.

In addition, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada or any of the jurisdictions in which the Company operates could result in an increase in taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect. Due to the complexity and nature of the Company’s operations, various legal and tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favorably, it may have a material adverse effect on the Company.

Management’s Discussion & Analysis | 37

Laws and Regulations Governing Cannabis and Beer in the U.S. and Other Foreign Jurisdictions

The Company’s ability to achieve its business objectives in foreign jurisdictions is contingent, in part, upon its compliance with regulatory requirements related to cannabis and alcohol enacted by governmental authorities and the Company obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the impact of the compliance regime that countries such as Germany, Italy, Malta, Colombia or Argentina are implementing with respect to cannabis and the method in which their governmental authorities will implement the adult-use or medical cannabis industry. In addition, while the Company currently does not have cannabis-related activities in the United States, the Company’s ability to achieve its long-term business objectives in the United States is dependent on implementation of changes in U.S. federal law to permit the general cultivation, distribution and possession of cannabis. There is no guarantee that U.S. federal law will be amended to legalize cannabis in the near future, or at all. Similarly, the Company cannot predict how long it will take to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities in foreign jurisdictions. The impact of the various compliance regimes and any delays in obtaining, or failure to obtain, regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

The Company currently incurs and will continue to incur ongoing costs and obligations related to complying with laws and regulations in multiple jurisdictions. A failure on the Company’s part to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions on its operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Foreign Investment in Cannabis Companies

Certain jurisdictions may prohibit or restrict its citizens or residents from investing in or transacting with companies involved in the cannabis industry, even if such companies only conduct business in jurisdictions where cannabis is legal. For example, if an investor in the United Kingdom profits from an investment in a cannabis producer or supplier, such investment may technically violate the United Kingdom Proceeds of Crime Act 2002. Similar prohibitions or restrictions may apply in other jurisdictions where cannabis has not been legalized. In the U.S., there have been certain instances of U.S. Customs and Border Protection preventing citizens of foreign countries from entering the U.S. for reasons related to the cannabis industry.

Operations in Foreign Jurisdictions

The Company maintains operations in the United States (non-cannabis) and various emerging markets (cannabis) and may have operations in additional foreign jurisdictions in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the cannabis and beer industries in such countries, as applicable. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates; military repression; war or civil war; social and labor unrest; organized crime; corruption and fraud; title and property disputes; hostage-taking; terrorism; violent crime; expropriation and nationalization; public health crises including epidemics, pandemics or outbreaks of new illnesses, infectious diseases or viruses (including, most recently, the novel coronavirus (COVID-19)); renegotiation or nullification of existing licences, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; changing political norms; banking and currency controls; and governmental regulations that favor or require us to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Governments in certain foreign jurisdictions intervene in their economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the cannabis or beer industries (as applicable) or investment policies or shifts in political attitude in the countries in which the Company operates may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions (temporary or otherwise) on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of concessions, licences, approvals and permits, environmental matters, land use, land claims of local people, water use, workplace safety, permitted public activities, domestic and international travel and permitted commercial operations. Failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licences, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

Management’s Discussion & Analysis | 38

As an import business, CC Pharma remains highly dependent on open international, and more specifically EU member states borders. Any changes to EU member states border or export policies will have a material impact on CC Pharma’s ability to purchase products and replenish supply, which will in turn, given the Company’s low level of inventory in comparison to monthly revenues, have a material impact on revenues.

The Company continues to monitor developments and policies in the United States and the emerging markets in which it operates and assess the impact thereof on its operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations and prospects.

Public Health Crises

A public health crisis, such as local, regional, national or international epidemics, pandemics or outbreaks of illnesses, infectious diseases or viruses (including COVID-19) could cause interruptions to the Company’s operations, increase operating expenses, result in loss of sales, delayed performance of contractual obligations or require additional expenditures to be incurred. Depending on its severity and reach, such an event could affect the Company’s workforce resulting in the inability to continue to operate the Company’s production facilities. Further, the Company’s operations could be adversely affected if its supply partners, contractors, customers and/or transportation carriers were prevented from conducting business activities for an indefinite period of time, including due to spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. In addition, a health crisis, such as the COVID-19 pandemic, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price and demand for the Company’s products, the market for the Company’s securities and/or its ability to obtain financing.

In particular, as of the date of this MD&A, the full extent of the effects of COVID-19 are unknown. The continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of the Company’s products and adversely impact the Company’s business, financial condition, results of operations and prospects. In addition, there can be no assurance that the Company will not lose members of its workforce or see its workforce man-hours reduced or incur increased medical costs as a result of these health risks. The Company is actively assessing and responding, where possible, to the potential impact of the COVID-19 pandemic. The Company has continued its operations throughout the crisis by implementing appropriate measures designed to protect the health and safety of its employees and consultants. In addition, at this time, persistent social distancing measures and restrictions imposed by the federal, state, provincial and territorial governments on the movement of individuals and the distribution of consumer goods may adversely affect the Company’s sales. Enactment by countries of emergency measures to combat the spread of the virus may result in creating barriers in accessing medical care and may result in a decrease in access by patients to their physicians and their ability to access or receive medical cannabis as a medicine. It is difficult to predict how the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis and beer. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus, the duration of the outbreak and the actions to contain its impact.

Inflation in Emerging Markets

In the past, high levels of inflation have adversely affected emerging economies and financial markets, and the ability of government to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. The emerging markets in which the Company operates or may operate may experience high levels of inflation in the future. Inflationary pressures may weaken investor confidence in such countries and lead to further government intervention in the economy. If countries in which the Company operates experience high levels of inflation in the future and/or price controls are imposed, the Company may not be able to adjust the rates the Company charges its customers to fully offset the impact of inflation on the Company’s cost structures, which could adversely affect the Company’s business, financial condition, results of operations and prospects.

Management’s Discussion & Analysis | 39

Acquisition or Use of Properties in Foreign Jurisdictions

Non-resident individuals and non-domiciled foreign legal entities may be subject to restrictions on the acquisition or lease of properties in certain emerging markets. Limitations also apply to legal entities domiciled in such countries which are controlled by foreign investors, such as the entities through which the Company operates in certain countries. Accordingly, the Company’s current and future operations may be impaired as a result of such restrictions on the acquisition or use of property, and the Company’s ownership or access rights in respect of any property it owns or leases in such jurisdictions may be subject to legal challenges, all of which could result in a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on International Advisors and Consultants

The legal and regulatory requirements in the foreign countries in which the Company operates or will operate with respect to the cultivation and sale of cannabis, production and distribution of beer, banking systems and controls, as well as local business culture and practices are different from those in Canada. The Company must rely, to a great extent, on local legal counsel, consultants and advisors retained by it in order to keep apprised of legal, regulatory and governmental developments as they pertain to and affect the Company’s business, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of cannabis and the production and distribution of beer as well as in respect of banking, financing, labour, litigation, tax and public health matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the Company’s control. The impact of any such changes may adversely affect the Company’s business, financial condition, results of operations and prospects.

Anti-Money Laundering Laws and Regulation Risks

The Company is subject to a variety of domestic and international laws and regulations pertaining to money laundering, financial recordkeeping and proceeds of crime, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities internationally.

In the event that any of the Company’s operations or investments, any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations or investments were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the Company’s ability to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company maintains no current intention to declare or pay dividends in the foreseeable future, in the event that a determination was made that proceeds obtained by the Company could reasonably be shown to constitute proceeds of crime, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Corruption and Anti-Bribery Law Violations

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company’s policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition, results of operations and prospects.

Management’s Discussion & Analysis | 40

Environmental Regulations and Risks

The Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Government approvals and permits are currently, and may in the future be required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from its proposed production of adult-use or medical cannabis or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of cannabis or beer, or more stringent implementation thereof, could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects and could cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development.

Risks Inherent in an Agricultural Business

The Company’s business involves the growing of adult-use or medical cannabis, an agricultural product. Such business will be subject to the risks inherent in the agricultural business, such as insects, pests, plant diseases and similar agricultural risks. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any such future production.

Reliance on Cultivation and Production Facilities

The cultivation Licences held by the Company are specific to individual facilities. Adverse changes or developments affecting any facility, including but not limited to a breach of security, could have a material and adverse effect on the Company’s business, financial condition, results of operations and prospects. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by government regulators, could also have an impact on the Company’s ability to continue operating under the Licences or the prospect of renewing the Licences. All facilities continue to operate with routine maintenance. The Company will bear many, if not all, of the costs of maintenance and upkeep of the facilities, including replacement of components over time. The Company’s operations and financial performance may be adversely affected if it is unable to keep up with maintenance requirements.

In addition, the Company brews, ferments and packages its beer at its brewery in Atlanta, Georgia. The reliance on its own brewery exposes the Company to capacity constraints and risk of disruption of supply. In addition, if interruptions were to occur, the Company might not be able to maintain its current economics and could face significant delays in starting replacement brewing locations. Potential interruptions at breweries include labour issues, governmental action, quality issues, contractual disputes, machinery failures, operational shut downs or natural or unavoidable catastrophes. Alternative facilities with sufficient capacity or capabilities may not readily be available, may cost substantially more or may take a significant time to start production, any of which could adversely effect our business, liquidity, financial condition, and/or results of operations.

Management’s Discussion & Analysis | 41

The Company’s emphasis on owning production facilities requires it to continue to make a significant level of capital expenditure to maintain and improve these facilities and to incur significant fixed operating costs to support them. In an uncertain volume environment, the Company faces the risk of not being able to support the owned cultivation facility and brewery operating costs, if volumes were to decline. At the same time, despite making these expenditures and incurring these costs, if demand were to increase significantly, the Company could still face the risk of not being able to meet the increased demand internally.

Third Party Transportation

In order for customers of the Company to receive their product, the Company must rely on third party transportation services. This can cause logistical problems with and delays in patients and customers obtaining their orders and cannot be directly controlled by the Company. Any delay by third party transportation services may adversely affect the Company’s business, financial condition, results of operations and prospects.

Moreover, in the case of cannabis, security of the product during transportation to and from the Company’s facilities is critical due to the nature of the product. A breach of security during transport could have material adverse effects on the Company’s business, financials and prospects. Any such breach, including any failure to comply with recommendations or requirements of Health Canada for the transportation of cannabis, could impact the Company’s ability to continue operating under its licences or the prospect of renewing its licences.

Reliance on Third Party Suppliers, Manufacturers and Contractors

The Company intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the novel regulatory landscape for regulating cannabis in Canada and the variability surrounding the regulation of cannabis in the U.S., the Company’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for the Company’s operations. The Company also relies on suppliers, manufacturers and contractors in connection with its production and distribution of beer. Loss of these suppliers, manufacturers and contractors, including for non-cannabis based products coming from the U.S., may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, any significant interruption, negative change in the availability or economics of the supply chain or increase in the prices for the products or services provided by any such third party suppliers, manufacturers and contractors could materially impact the Company’s business, financial condition, results of operations and prospects. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the Company’s business, financial condition, results of operations and prospects.

Reliance on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its executive management. The Company’s future success depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of member of the Company’s executive management, or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

Further, as licensees under the Cannabis Act, the Company’s officers and directors and each member of executive management are subject to a security clearance by Health Canada. There is no assurance that any of the Company’s existing personnel who presently or may in the future require a security clearance will be able to obtain or renew such clearances or that new personnel who require a security clearance will be able to obtain one. A failure by a member of the Company’s executive management to maintain or renew his or her security clearance, would result in a material adverse effect on the Company’s business, financial condition and results of operations. In addition, if a member of the Company’s executive management leaves the Company, and the Company is unable to find a suitable replacement that maintains a security clearance required by the Cannabis Act in a timely manner, or at all, there could occur a material adverse effect on the Company’s business, financial condition and results of operations. While employment agreements are customarily used as a primary method of retaining the services of a member of the Company’s executive management, these agreements cannot assure the continued services of such employees.

Management’s Discussion & Analysis | 42

In addition, the COVID-19 pandemic imposes a high risk to all of the Company’s activities, including the potential that an executive team member may become ill and the Company’s ability to continue to rely on its key personnel throughout the pandemic. The Company established a policy to diligently monitor developments relating to the COVID-19 pandemic and its impact on the Company’s personnel and the Company established contingency plans in the event members of its executive team are negatively impacted by the virus.

Product Liability

As a manufacturer and distributor of products designed to be ingested or vaporized by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the sale of the Company’s products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of the Company’s products alone or in combination with other medications or substances could occur. The Company may be subject to various product liability claims, including, among others, that the Company’s products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company’s reputation with its clients and consumers generally, and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company’s potential products.

Recent Announcements and Risks Regarding Vaporizer Products

On October 4, 2019, the U.S. Food and Drug Administration issued a warning to the public to stop using vaping liquids containing cannabis derivatives and ingredients, such as CBD and THC, in light of a potential but unconfirmed link to lung injuries such as severe pulmonary illness. Lung injuries associated with the use of cannabis derivative containing vaping liquid have also been reported in Canada resulting in certain provinces either banning or delaying the sale of vaping liquids and vaping products to consumers. In response, Health Canada issued an information update advising Canadians who use cannabis derivative containing vaping liquids to monitor themselves for symptoms of pulmonary illness. There may be further governmental and private sector actions aimed at reducing the sale of or prohibiting cannabis containing vaping liquids and/or seeking to hold manufacturers of cannabis containing vaping liquids responsible for the adverse health effects associated with the use of these vaping products. These actions, combined with potential deterioration in the public’s perception of cannabis containing vaping liquids, may result in a reduced market for the Company’s vaporizer products. Federal, provincial and local regulations or actions that prohibit or restrict the sale of the Company’s vaporizer products including cannabis derivative vaping liquids, or that decrease consumer demand for the Company’s products by prohibiting their use, raising the minimum age for their purchase, raising the purchase prices to unattractive levels via taxation, or banning their sale, could adversely impact the Company’s business, financial condition, results of operations and prospects.

Long-Term Health Impacts Associated with Use of Cannabis and Cannabis Derivative Products

There is little in the way of longitudinal studies on the short-term and long-term effects of cannabis use on human health, whether used for recreational or medicinal purposes. As such, there are inherent risks associated with using the Company’s cannabis and cannabis derivative products. The Company’s cannabis and cannabis derivative products should always be used only as specifically instructed by the Company on the packaging and associated product information or product insert prepared by the Company. Consumers should never modify cannabis products or cannabis derivative products or add substances to such products as this may result in increased health risks and unpredictable adverse reactions. Previously unknown or unforeseeable adverse reactions arising from human consumption of cannabis products may occur and consumers should consume cannabis at their own risk or in accordance with the direction of a health care practitioner.

Management’s Discussion & Analysis | 43

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as bad tasting products, contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company maintains detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation, government regulations and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by government agencies responsible for the sale of cannabis), and other market conditions, all of which are factors beyond the control of the Company. The Company’s operating income may be significantly and adversely affected by a decline in the price of cannabis and will be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry, as the Company’s profitability is directly related to the price of cannabis. The price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline may have a material adverse effect on the Company’s business, financial condition and results of operations.

Commodity Price Risk

The Company is exposed to commodity price risk with respect to agricultural and other raw materials used to produce the Company’s beer products, including malted barley, hops, corn syrup, water and packaging materials (including glass, aluminum, cardboard and other paper products), where fluctuations in the market price of availability of these items could impact the Company’s cash flow and production. We also use a significant amount of electricity, diesel fuel, natural gas and electricity in our operations. The supply and price of these materials can be affected by several factors beyond management’s control, including market demand, global events, trade agreements, governmental regulations, including tariffs, frosts, droughts and other weather conditions, economic factors affecting growth decisions, plant diseases and theft. To the extent any of the foregoing factors affect the prices of ingredients or packaging, the Company’s results of operations could be materially and adversely impacted. To minimize the impact of this risk, the Company enters into contracts which secure supply and set pricing to manage the exposure to availability and pricing. The beverage industry is currently experiencing a shortage in aluminum cans which could negatively impact the Company. The Company is using its best efforts to manage through the can supply shortage. Though the U.S. lifted its previous tariffs on aluminum imports from Canada, these tariffs have created volatility in the price of aluminum in the U.S. and increased the price of aluminum used in some of our beer product packaging.

Additionally, the Company sells certain of its products to provincial liquor boards, which set minimum price thresholds. Although prices are otherwise controlled by the Company, they are subject to such factors as regional supply and demand, and to a less extent inflation and general economic conditions.

Management’s Discussion & Analysis | 44

Limited Standardized Research on the Effect of Cannabis

To date, there is limited standardization in the research of the effects of cannabis, and future clinical research studies may lead to conclusions that dispute or conflict with the Company’s understanding and belief regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis. Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids (such as CBD and THC) remains in relatively early stages.

Future research and clinical trials may draw opposing conclusions to statements in this MD&A or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to cannabis, which could adversely affect social acceptance of cannabis and the demand for the Company’s products.

Insurance Coverage

The Company maintains insurance to protect its assets, operations, directors and employees in Canada. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Company were to incur such liability at a time when it is not able to obtain liability insurance, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

The Company maintains additional insurance coverage over its crop, product liability claims and for business interruption. While the Company believes the insurance coverage addresses all material risks to which it is exposed and is adequate and customary in the current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Unfavourable Publicity or Consumer Perception

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of cannabis and related products distributed to such consumers. Consumer perception of the Company’s cannabis products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market, or any particular product, or consistent with earlier publicity.

In addition, the alcohol beverage industry has been the subject of considerable societal and political attention for several years, due to public concern over alcohol-related social problems, including driving under the influence, underage drinking and health consequences from the misuse of alcohol, including alcoholism.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company. The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for the Company’s products, and the business, results of operations, financial condition, prospects and cash flows of the Company.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis and related products in general, or the Company’s products specifically, or associating the consumption of cannabis or related products with illness or other negative effects or events, or associating the consumption of alcohol or related products with illness or other negative effects or events could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products appropriately or as directed.

Management’s Discussion & Analysis | 45

As an outgrowth of concerns related to cannabis and alcohol, the possibility exists that advertising could be further restricted, that additional cautionary labelling or packaging requirements might be imposed, or that further restrictions on the sale of cannabis or alcohol might be imposed.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputational loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on its financial performance, financial condition, cash flows and growth prospects.

Reputational Risk to Third Parties

The parties outside of the cannabis industry with which the Company does business may perceive that they are exposed to reputational risk as a result of the Company’s cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Growth Targets

The Company’s ability to continue the cultivation of cannabis products at the same pace as it is currently producing or at all, and the Company’s ability to continue to increase both the Company’s cultivation capacity and the Company’s production, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors or disruption, breakdowns, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes, storms or public health crises.

Additional Financing

There is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing.

Risks Relating to the Business Combination with Tilray

On December 16, 2020, the Company and Tilray announced they had entered into a definitive agreement for the Arrangement to combine their businesses. The Company anticipates that the Arrangement will be completed in the second quarter of calendar year 2021. However, completion of this transaction will be subject to various approvals, including a court approved plan of arrangement, Aphria Shareholder approval, Tilray stockholders’ approval and regulatory approvals, and certain other closing conditions customary in transactions of this nature. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. The successful execution and implementation of the transaction requires significant effort, time and resources on the part of management of the Company which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. If the Arrangement is not completed, the market price of the Company’s shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed.

Management’s Discussion & Analysis | 46

The Company is also expected to incur significant costs in connection with the consummation of the Arrangement and integration of the Company and Tilray into a single business, including legal, accounting, financial advisory and other costs. If the Arrangement is consummated, the Company and Tilray are expected to incur significant additional costs in connection with integrating their operations, products and personnel. These costs may include, among others, costs for employee redeployment, relocation or severance and integration of information systems, which cannot be estimated accurately at this time. Although the Company and Tilray expect that the elimination of duplicative costs, as well as the realization of synergies related to the integration of the businesses, may offset incremental transaction and transaction-related costs over time, this net benefit may not be achieved in the near term, or at all. In addition, the Company’s business relationships, including customer relationships, may be subject to disruption due to uncertainty associated with the Arrangement. Furthermore, if goodwill or other intangible assets that the Combined Company records in connection with the Arrangement become impaired, the Combined Company could have to take significant charges against earnings.

Future Acquisitions or Dispositions

Although there is no present intention to undertake any material acquisitions, dispositions and other strategic transactions other than the Arrangement, such transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets.

The presence of one or more material liabilities of an acquired company that are unknown to the Company at the time of acquisition could have a material adverse effect on the results of operations, business prospects and financial condition of the Company. A strategic transaction may result in a significant change in the nature of the Company’s business, operations and strategy. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the Company’s operations.

Expansion Efforts and Operations

There is no guarantee that the Company’s expansion strategy (including receiving any required Health Canada or other regulatory approvals, licences and permits in a timely fashion, if at all) will be completed in the currently proposed form, if at all, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with nationally legal cannabis markets, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licences and permits (such as additional licences from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licences and permits will be obtained in a timely fashion or at all.

The Company’s expansion into jurisdictions outside of Canada is subject to additional business risks, including new or unexpected risks or could significantly increase the Company’s exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition, as well as operational, regulatory, compliance and reputational and foreign exchange rate risk. In addition, future international expansion could require the Company to incur a number of up-front expenses, including those associated with obtaining regulatory approvals, as well as additional ongoing expenses, including those associated with infrastructure, staff and regulatory compliance. The failure of the Company’s operating infrastructure to support such expansion could result in operational failures and regulatory fines or sanctions.

The Company may not be able to successfully identify suitable acquisition and expansion opportunities or integrate such operations successfully with the Company’s existing operations as anticipated. There is also no guarantee that the Company will be able to complete any of the foregoing activities at all. The Company’s failure to successfully execute its domestic or international expansion strategy (including receiving required regulatory approvals, licences and permits) could adversely affect the Company’s business, financial condition, results of operations and prospects and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

Management’s Discussion & Analysis | 47

Conflicts of Interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. The Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to Aphria. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those the Company desires. The interests of these persons could conflict with the Company’s interests. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval thereof in accordance with applicable laws. In accordance with applicable laws, the Company’s directors are required to act honestly, in good faith and in the Company’s best interests.

Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business. Litigation is inherently uncertain, and any adverse outcomes could negatively affect the Company’s business, results of operations, financial condition, brand and/or the trading price of its securities. In addition, litigation can involve significant management time and attention and be expensive, regardless of outcome. During the course of litigation, there may be announcements of the results of hearings and motions and other interim developments related to the litigation. If securities analysts or investors regard these announcements as negative, the trading price of the Company’s securities may decline. In addition, the Company evaluates these litigation claims and legal proceedings to assess the likelihood of unfavourable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, the Company may establish reserves or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the Company’s current assessments and estimates.

The Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera, and the Company’s June 2018 securities offering. At the present time, the representative claimants have been identified and selected in both the U.S. and Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. There have also been four actions commenced by individual plaintiffs in Canada against the Company and certain of its current and former officers alleging misconduct in connection with the Company’s acquisitions of LATAM and Nuuvera. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the U.S., the Company is self-insured for the costs associated with any award or damages arising from such actions and entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims.

As of July 20, 2020, the Langevin Class Action was commenced. As described above, the Plaintiff specifically alleges that (i) the Defendants marketed medicinal and recreational cannabis products with an advertised content of TCH and CBD that was “drastically different” (higher and lower percentages) from the actual amount in the cannabis products and (ii) The Plaintiff suggests that the plastic bottles or caps used to store the cannabis products may have absorbed or degraded the THC or CBD content. The Plaintiff seeks recovery of the money the Proposed Class spent on the Defendants’ products that did not contain what they were advertised to contain and compensatory damages for those who suffered physical or mental injuries as a result of the Defendants’ mislabeling of the products. The Company intends to vigorously defend itself in each of these actions.

Management’s Discussion & Analysis | 48

Intellectual Property

The ownership and protection of trademarks, patents, trade secrets and intellectual property rights are significant aspects of the Company’s future success. Unauthorized parties may attempt to replicate or otherwise obtain and use the Company’s products and technology. Policing the unauthorized use of the Company’s current or future trademarks, patents, trade secrets or intellectual property rights could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the Company’s trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same for the benefit of the Company, may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the Company’s trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of these events could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

In addition, other parties may claim that the Company’s products infringe on their proprietary and perhaps patent protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licences from third parties who allege that the Company infringed on their lawful rights. However, such licences may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favourable to it, or at all, licences or other rights with respect to intellectual property that it does not own.

Dependence on Proprietary Formulas

The formulas for the Company’s beers are proprietary trade secrets. Although the Company takes measures to safeguard such formulas, there can be no assurance that existing or future competitors will not develop beers of the same or similar tastes and qualities as the Company’s beers. Competing products with the same or similar tastes and qualities as the Company’s beers could erode demand for its products and have a material adverse effect on its business.

Seasonality

Beer sales are generally dependent to a significant degree on weather and the seasons. Spring and summer historically yield higher demand than autumn and winter. The higher volume of sales in the summer months are also affected by weather conditions and holidays. Sub-seasonal temperatures, particularly during the summer months, may result in lower than average demand for the Company’s beer and have a negative impact on sales.

Customer Acquisitions

The Company’s success depends on its ability to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the Company’s brand awareness, its ability to continually produce desirable and effective cannabis products and desirable beer and the successful implementation of customer-acquisition plans. The failure to acquire and retain customers could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition to being subject to general business risks applicable to a business involving an agricultural product and a regulated consumer product, the Company will need to make significant investments in its business strategy. These investments include the procurement of raw material, extraction equipment, site improvements and research and development projects. The Company expects that competitors will undertake similar investments to compete with it.

Management’s Discussion & Analysis | 49

Competitive conditions, consumer preferences, customer requirements and spending patterns in the cannabis industry and market are relatively unknown and may have unique circumstances that differ from other existing industries and markets and cause the Company’s future efforts to develop its business to be unsuccessful or to have undesired consequences for it. As a result, the Company may not be successful in its efforts to attract customers or to develop new cannabis products and produce and distribute these cannabis products, or these activities may require significantly more resources than it currently anticipate in order to be successful.

Consumer preferences and tastes for our beer products may shift due to, among other reasons, changing taste preferences, demographics, or perceived value. Consequently, any material shift in consumer preferences and taste in our major markets away from our beer products could have a negative impact on our business, financial condition, results of operations and prospects. Consumer preferences may shift due to a variety of factors, including changes in demographic or social trends, public health policies may be put into effect to deal with the spread of COVID-19, and changes in leisure, dining, and beverage consumption patterns.

Furthermore, certain states are considering or have passed laws and regulations that allow the sale and distribution of cannabis. Currently it is not possible to predict the impact of this on sales of alcohol, but it is possible that legal cannabis usage in the United States could adversely impact the demand for the Company’s beer.

Contracts with Provincial and Territorial Governments

The Company expects to derive a significant portion of its future revenues from its supply contracts with the various Canadian provinces and territories. There are many factors which could impact the Company’s contractual agreements with the provinces and territories, including but not limited to availability of supply, product selection and the popularity of the Company’s products with retail customers. If the Company’s supply agreements with certain Canadian provinces and territories are amended, terminated or otherwise altered, the Company’s sales and results of operations could be adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, not all of the Company’s supply contracts with the various Canadian provinces and territories contain purchase commitments or otherwise obligate the provincial or territorial wholesaler to buy a minimum or fixed volume of cannabis products from the Company. The amount of cannabis that the provincial or territorial wholesalers may purchase under the supply contracts may therefore vary from what the Company expects or planned for. As a result, the Company’s revenues could fluctuate materially in the future and could be materially and disproportionately impacted by the purchasing decisions of the provincial or territorial wholesalers. If any of the provincial or territorial wholesalers decide to purchase lower volumes of products from the Company than the Company expects, requires, imposes or expects a reduction on the price at which the product may be purchased, alters its purchasing patterns at any time with limited notice or decides not to continue to purchase the Company’s cannabis products at all, the Company’s revenues could be materially adversely affected, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Constraints on Marketing Products

The Cannabis Act and Cannabis Regulations prohibit testimonials, lifestyle branding and packaging that is appealing to youth. The restrictions on advertising, promotion, marketing and the use of logos and brand names may hinder the Company’s sales and marketing activities which could have a material adverse impact on the Company’s business, financial condition, results of operations and prospects. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and results of operations could be adversely affected.

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Management’s Discussion & Analysis | 50

Information Technology Systems and Cyber-Attacks

The Company entered into agreements with third parties for hardware, software, telecommunications and other information technology services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, public health crises, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation, business, financial condition, results of operations and prospects.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Security Risks

Given the nature of the Company’s cannabis product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in its facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose the Company to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing the Company’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

In addition, there are a number of federal and provincial laws protecting the privacy of personal information, including records of a patient’s personal health information. Generally, these laws require the prior consent of an individual to collect, use and disclose that individual’s personal information. They also require that personal information be protected by appropriate safeguards, and that the Company restrict the handling of personal information to the minimum amount of personal information necessary to carry out permitted purposes. If the Company is found to be in violation of these privacy laws, or other laws governing patient health information, the Company could be subject to sanctions and civil or criminal penalties, which could increase the Company’s liabilities, harm the Company’s reputation and have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Management’s Discussion & Analysis | 51

Challenging Global Financial Conditions

In recent years, global credit and financial markets have experienced extreme disruptions, including with respect to, at times, severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that significant deterioration in credit and financial markets and confidence in economic conditions will not occur in the future. Any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions could have a material adverse effect on the Company’s business, financial condition and results of operations.

Further, global credit and financial markets have displayed arguably increased volatility in response to global events. For instance, since February 2020, the COVID-19 pandemic resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy of government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the Company’s business, financial condition, results of operations and prospects. Future crises may be precipitated by any number of causes, including natural disasters, public health crises, geopolitical instability, changes to energy prices or sovereign defaults. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value, and the price of the Common Shares could be adversely affected.

In addition, there is a risk that one or more of the Company’s current service providers may themselves be adversely impacted by difficult economic circumstances, which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

History of Losses

The Company incurred losses in prior periods. The Company may not be able to achieve or maintain profitability and may incur significant losses in the future. In addition, the Company expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Company’s revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable.

Competition

The Company expects significant competition from other companies in light of the recent coming into force of the Cannabis Act. A large number of companies appear to be applying for cultivation, processing and sale licences, some of which may have significantly greater financial, technical, marketing and other resources than the Company, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. The Company’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to recognize higher margins through the sale of higher margin products. To the extent that the Company is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, the Company’s business, financial condition and results of operations could be materially and adversely affected.

In addition, the Cannabis Act allows for licences to be granted for outdoor cultivation, which may reduce start-up capital required for new entrants in the cannabis industry. It may also ultimately lower prices, as capital expenditure requirements related to outdoor growing are typically much lower than those associated with indoor growing. Such results may also have a material adverse impact on the Company’s business, financial condition, results of operations and prospects.

Should the size of the cannabis market increase as projected the overall demand for products and number of competitors will increase as well, and in order for the Company to be competitive it will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If the Company is not successful in obtaining sufficient resources to invest in these areas, the Company’s ability to compete in the market may be adversely affected, which could materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Management’s Discussion & Analysis | 52

In addition, the Company expects significant competition from other companies in the beer industry and the broader alcohol industry in connection with its beer products. Premium beers from other craft breweries are continuously entering the market and the large national and multi-national brewers have products that compete directly with craft beers. With the vast choice of craft brands available and the advertising initiatives of craft divisions of the major breweries, it is likely that competitive pressures on price and sales volume of beer will continue to grow. Most of the Company’s competitors in the beer industry and the broader alcohol industry have substantially greater financial resources, marketing strength and distribution networks than the Company. Further, the beer industry has seen continued consolidation among brewers in order to take advantage of costs savings opportunities for supplies, distribution and operations. Also, in the last few years, large multi-national brewers have purchased regional craft breweries with the intention to expand the capacity and distribution of these breweries. Due to the increased leverage that these combined operations will have in distribution and sales and marketing expenses, the costs to the Company of competing could increase. The potential also exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. The continuing consolidation could also reduce the contract brewing capacity that is available to the Company. The potential increases in the number and availability of competing brands, the costs to compete, reductions in contract brewing capacity and decreases in distribution support and opportunities may have a material adverse effect on the Company’s business and financial results.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are, with certain exceptions, not generally available from other sources at this early stage of the cannabis industry. A failure in the demand for the Company’s products to materialize as a result of competition, technological change, change in the regulatory or legal landscape or other factors could have a material adverse effect the Company’s business, financial condition, results of operations and prospects.

Unsolicited Takeover Proposals

The review and consideration of any takeover proposal may be a significant distraction for the Company’s management and employees and could require the expenditure of significant time and resources by the Company.

Moreover, any unsolicited takeover proposal may create uncertainty for the Company’s employees and this uncertainty may adversely affect the Company’s ability to retain key employees and to hire new talent. Any such takeover proposal may also create uncertainty for the Company’s customers, suppliers and other business partners, which may cause them to terminate, or not to renew or enter into, arrangements with the Company. The uncertainty arising from unsolicited takeover proposals and any related costly litigation may disrupt the Company’s business, which could result in an adverse effect on its business, financial condition and results of operations. Management and employee distraction related to any such takeover proposal also may adversely impact the Company’s ability to optimally conduct its business and pursue its strategic objectives.

Risks Related to Joint Ventures

We have acquired control of companies which we do not wholly own, such as our Aphria Diamond venture. The other parties that hold the remaining ownership interests in companies which we do not wholly-own may at any time have economic, business, or legal interests or goals that are inconsistent with our goals or the goals of those companies. The arrangements through which we acquired or hold our other equity or membership interests may require us, among other matters, to pay certain costs, to make capital investments, to fulfill alone our joint venture partners’ obligations, or to purchase other parties’ interests.

Foreign Currency Exchange Risk

The Company has exposure to foreign currency risk, as it conducts business in multiple foreign currencies. We do not currently employ hedging strategies and therefore significant moves in exchange rates, specifically a strengthening of the Canadian dollar against the US dollar can have an adverse effect on the value of our revenue, expenses, or assets in Canadian dollars.

Management’s Discussion & Analysis | 53

Risks Related to the Company’s Common Shares

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price.

Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares. Financial markets have historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Risks Related to Dilution

The Company may issue Common Shares in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuance. The Board maintains discretion to determine the price and the terms of issue of further issuances. Issuances of the Company’s securities may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Issuances of substantial numbers of Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of the Common Shares. Any transaction involving the issuance of Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s stock option plan and upon the exercise of outstanding warrants.

The Company may sell equity securities in offerings (including through the sale of securities convertible into equity securities). The Company cannot predict the size of such issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Sales of substantial amounts of the Company’s securities by the Company or its existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company’s securities and dilute investors’ earnings per Common Share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of the Company’s securities could impair the Company’s ability to raise additional capital through the sale of securities should the Company desire to do so.

Dividends

The Company has not paid any dividends on the outstanding Common Shares, and the Company maintains no current intention to declare dividends on the Common Shares in the foreseeable future. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Board and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. Additionally, the Company’s ability to pay dividends is currently restricted by the terms of its credit facilities with WFCU, which requires that dividends may only be paid after satisfaction of all terms, conditions and covenants contained therein. As a result, investors may not receive any return on an investment in the Common Shares unless they are able to sell their Common Shares for a price greater than that which such investors paid for them.

Management’s Discussion & Analysis | 54

Regulated Nature of the Company’s Business May Impede or Discourage a Takeover

The Company requires and holds various licences to operate its business, which would not necessarily continue to apply to an acquiror of the Company’s business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer for Common Shares, which, under certain circumstances, could reduce the market price of the Common Shares.

Listing Standards of the TSX and Nasdaq

The Company must meet continuing listing standards to maintain the listing of the Common Shares on the TSX and Nasdaq. If the Company fails to comply with listing standards and the TSX or Nasdaq delists the Common Shares, the Company and its shareholders could face significant material adverse consequences, including: (i) a limited availability of market quotations for the Common Shares; (ii) reduced liquidity for the Common Shares; (iii) a determination that the Common Shares are “penny stock,” which would require brokers trading in the Common Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Common Shares; (iv) a limited amount of news about us and analyst coverage of the Company; and (v) a decreased ability for the Company to issue additional equity securities or obtain additional equity or debt financing in the future.

TSX Restrictions

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “Requirements”) to TSX listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017 0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX maintains the discretion to initiate a delisting review. Failure to comply with the Requirements could have an adverse effect on the Company.

Liquid Trading Market

Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or Nasdaq or achieve listing on any other public listing exchange.

Foreign Private Issuer Status

The Company could lose its status as a foreign private issuer if more than 50% of its outstanding voting securities become directly or indirectly held of record by U.S. residents and any of the following is true: (i) the majority of the Company’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of the Company’s assets are located in the U.S.; or (iii) the Company’s business is administered principally in the U.S. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, the Company would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company would lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

Under the Arrangement to combine with Tilray, Aphria will become a wholly-owned subsidiary of Tilray, with Aphria shareholders owning approximately 62 percent of Tilray, and the Combined Company will be a Delaware-incorporated company operating under the Tilray corporate name. As a result, the Combined Company will not be a foreign private issuer under U.S. securities laws and Aphria is expected to incur significant additional costs to integrate its financial and securities law reporting functions with those of Tilray under the U.S. domestic issuer reporting regime and to comply with Nasdaq corporate governance requirements applicable to U.S. domestic issuers.

Management’s Discussion & Analysis | 55

Passive Foreign Investment Company

The Company may be characterized as a passive foreign investment company (“PFIC”). Under the PFIC rules, for any taxable year that the Company’s passive income or the Company’s assets that produce passive income exceed specified levels, the Company will be characterized as a PFIC for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for the Company’s U.S. holders, which may include having certain distributions on the Common Shares and gains realized on the sale of Common Shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of Common Shares and certain distributions. Based on current business plans and financial expectations, although there can be no assurance, the Company expects that it will not be a PFIC for the Company’s current taxable year and expect that it will not be a PFIC for the foreseeable future.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of the Common Shares, but these elections may be detrimental and/or unavailable to the shareholders under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of the Company’s classification as a PFIC.

■ Disclosure Controls and Procedures and Management’s Annual Report on Internal Control Over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be publicly disclosed by a public company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures was conducted as of May 31, 2020, based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) by and under the supervision of the Company’s management, including the CEO and the CFO. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Based on this evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rule 13a-15(e) and 15d-15(e) under the Exchange Act within the U.S.) were effective in providing reasonable assurance that material information relating to the Company is made known to them and information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in such legislation.

Under the supervision of the CEO and CFO, the Company designed internal control over financial reporting (as defined in the SEC’s rules and the rules of the Canadian Securities Administrators) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting includes those policies and procedures that:

•       pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

Management’s Discussion & Analysis | 56

•       provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•       provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management team, under the supervision of the CEO and the CFO, has evaluated the effectiveness of internal control over financial reporting using COSO to design the Company’s internal control over financial reporting. Based on the evaluation performed, management has concluded that internal control over financial reporting was effective as of May 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of May 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which accompanies the consolidated financial statements.

It is important to understand that there are inherent limitations on effectiveness of internal controls as stated within COSO. Internal controls, no matter how well designed and operated, can only provide reasonable assurance to management and the Board of Directors regarding achievement of an entity’s objectives. These inherent limitations include the following:

•       Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes;

•       Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override;

•       The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; and

•       Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

As a result, there is no certainty that an organization's disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud. Even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

In accordance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company has limited the design of its disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of SweetWater. Aphria Inc. acquired the SweetWater on November 25, 2020, and the brand portfolio and other assets acquired are currently operated by Aphria Inc’s wholly-owned subsidiary, Four Twenty Corporation

Further details related to the acquisition of SweetWater are included in Note 10 in the Notes to the Company’s interim condensed consolidated financial statements for the three- and six-month periods ended November 30, 2020.

Since the completion of the acquisition of SweetWater on November 25, 2020, the acquired brands and assets have contributed $881 to revenues and $299 in net earnings. The purchase price has been preliminarily allocated as described in Note 10 to the interim condensed consolidated financial statements for the three and six months ended November 30, 2020.

Management’s Discussion & Analysis | 57

The scope limitation discussed under this section is primarily based on the time required to assess SweetWater Brewing Company’s disclosure controls and procedures and internal control over financial reporting in a manner that is consistent with the Company’s other operations.

Except for the preceding changes, there have been no changes in the Company’s internal control over financial reporting during the three months ended November 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

■ Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (together, "forward-looking statements") and are expressly qualified by this cautionary statement. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements, including statements with regards to expected financial performance, strategy and business conditions. Words such as “forecast”, “future”, “expect”, “likely”, “may”, “will”, “should”, “would”, “could”, “expect”, “intend”, “anticipate”, “potential”, “proposed”, “contemplate”, “believe”, “estimate”, “plan”, “project” and the negative of these terms or similar expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this MD&A. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as of the date such statements are made.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the Company’s future financial and operating performance;
•	the competitive and business strategies of the Company;
•	the intention to grow the business, operations and potential activities of the Company;
•	the Company’s ability to provide a return on investment;
•	the Company’s ability to maintain a strong financial position and manage costs;
•	the Company’s ability to maximize the utilization of its existing assets and investments;
•	the Company’s ability to take a leadership position in the industry;
•	the expected inventory and production capacity of the Company;
•	the expected category growth of the Company’s products;
•	the anticipated increase in demand for bulk and saleable flower, and the related growth in the wholesale market;
•	the expected variability of wholesale cannabis revenue;
•	the market for the Company’s current and proposed products, including vape pens, as well as the Company’s ability to capture market share;
•	the anticipated timing for the release of expected product offerings;
•	the development of affiliated brands, product diversification and future corporate development;
•	expectations with respect to the Company’s product development, product offering and the sales mix thereof;
•	the Company’s satisfaction of international demand for its products;
•	the Company’s plans with respect to importation/exportation;
•	the Company’s ability to meet the demand for medical cannabis;
•	the Company’s plans to establish strategic partnerships, including collaborations with academic institutions in Germany;

Management’s Discussion & Analysis | 58

•	whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations;
•	the Company’s expected ongoing contractual relationships, and the terms thereof;
•	the Company’s ability to comply with its financial covenants in the future;
•	the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets;
•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
•	the Company’s purpose, mission, vision and values;
•	the impacts of COVID-19 and future steps to be taken in response to COVID-19;
•	the impacts of Brexit on the Company’s German business;
•	the expected cost to produce a gram of dried cannabis;
•	the expected cost to process cannabis oil;
•	the potential for the Company to record future impairment losses;
•	the performance of the Company’s business and operations;
•	the Company’s ability to capitalize on the US market;
•	future expenditures, strategic investments and capital activities;
•	the anticipated timing for the first harvest from the Company’s German cultivation facility and the expected capacity of such facility;
•	current and future legal actions, and the Company’s ability to cover any costs or judgements arising from these actions either through insurance or otherwise;
•	Aphria’s and Tilray’s strategic business combination and the expected terms, timing and closing of the Arrangement including, receipt of required regulatory approvals, shareholder approvals, court approvals and satisfaction of other closing customary conditions;
•	the expected financial and strategic benefits of the Arrangement;
•	estimates of pro-forma financial information of the Combined Company, including in respect of expected revenues and production of cannabis;
•	expected synergies, including pre-tax synergies, savings and efficiencies from the business combination, including statements in respect of operational efficiencies expected to be generated as a result of the Arrangement in the amount of more than $100,000 of pre-tax annual cost synergies;
•	expectations regarding the Combined Company’s business strategies, including in the U.S., and ability to pursue growth opportunities;
•	the expectation that the Combined Company will unlock significant shareholder value; and
•	the expected financial and strategic benefits of the SweetWater acquisition to the Company and its shareholders.

Readers are cautioned that the above list of cautionary statements is not exhaustive. All forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to the factors discussed under the heading “Risk Factors” in Aphria’s most recent Annual Information Form and under the heading “Industry Trends and Risks” in this MD&A. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended.

Certain forward-looking statements contained herein concerning the cannabis industry and the general expectations of the Company’s business and operations are based on estimates prepared by Aphria using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Aphria believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data are inherently imprecise. While Aphria is not aware of any misstatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

Management’s Discussion & Analysis | 59

These forward-looking statements are as of the date of this MD&A and the Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by securities laws. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

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